SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 23, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COPEL
Companhia Paranaense de Energia

INTERIM FINANCIAL STATEMENTS
March/2025

Companhia Paranaense de Energia
Corporate Taxpayer ID (CNPJ/MF) 76.483.817/0001-20
Publicly-Held Company - CVM 1431-1
www.copel.com copel@copel.com
Rua José Izidoro Biazetto, 158, Mossunguê - Curitiba - PR
ZIP 81.200-240

CONTENTS

FINANCIAL STATEMENTS

Statements of Financial Position

as of March 31, 2025 and December 31, 2024
All amounts expressed in thousands of Brazilian reais

		Parent Company		Consolidated	
ASSETS	Note	**03.31.2025**	**12.31.2024**	**03.31.2025**	**12.31.2024**
CURRENT ASSETS					
Cash and cash equivalents	5	195,334	280,340	6,055,823	4,161,939
Bonds and securities	6	98	95	1,371	623
Collaterals and escrow accounts		–	–	823	9
Trade accounts receivable	7	–	–	4,004,184	3,962,702
Dividends receivable		2,260,575	2,644,431	147,684	82,278
Accounts receivable – concessions	9	–	–	11,212	10,609
Contract assets	10	–	–	309,658	283,896
Fair value in the purchase and sale of power	32.2.7	–	–	678,683	217,350
Other current receivables	11	311,262	301,929	1,036,524	949,674
Inventories		–	–	152,931	136,324
Income tax and social contribution receivable		94,651	32,349	367,403	296,128
Other current recoverable taxes	12.2	–	–	925,888	994,618
Prepaid expenses		1,344	944	70,473	63,211
Receivable from related parties	33	6,870	4,754	962	621
		2,870,134	**3,264,842**	**13,763,619**	**11,159,982**
Assets held for sale	37	–	–	2,382,732	1,881,826
		2,870,134	**3,264,842**	**16,146,351**	**13,041,808**
NONCURRENT ASSETS					
Long Term Assets					
Bonds and securities	6	–	–	547,929	529,085
Other temporary investments		12,684	15,894	27,362	30,603
Trade accounts receivable	7	–	–	144,776	116,180
Judicial deposits	13	138,863	136,677	397,462	394,364
Accounts receivable – concessions	9	–	–	3,600,920	3,497,351
Contract assets	10	–	–	7,223,566	6,927,010
Fair value in the purchase and sale of power	32.2.7	–	–	624,414	479,938
Other noncurrent receivables	11	307,179	298,120	685,365	681,846
Income tax and social contribution receivable		19,280	79,504	95,007	164,043
Deferred income tax and social contribution	12.1	138,286	136,536	1,160,664	1,174,175
Other noncurrent recoverable taxes	12.2	42,423	42,126	1,177,711	1,320,526
Prepaid expenses		–	–	87	–
		658,715	**708,857**	**15,685,263**	**15,315,121**
Investments	14	**23,104,067**	**22,431,868**	**3,609,112**	**3,577,937**
Property, plant and equipment	15	**6,940**	**7,248**	**7,819,415**	**8,516,697**
Intangible assets	16	**8,654**	**8,546**	**16,660,760**	**16,623,610**
Right-of-use asset	24.1	**8,403**	**7,815**	**319,852**	**308,983**
		23,786,779	**23,164,334**	**44,094,402**	**44,342,348**
TOTAL ASSETS		**26,656,913**	**26,429,176**	**60,240,753**	**57,384,156**

The Management Notes are an integral part of this interim financial information.

Statements of Financial Position

as of March 31, 2025 and December 31, 2024 (continuation)
All amounts expressed in thousands of Brazilian reais

		Parent Company		Consolidated	
LIABILITIES	Note	**03.31.2025**	**12.31.2024**	**03.31.2025**	**12.31.2024**
CURRENT LIABILITIES					
Payroll, social charges and accruals	17	22,748	20,805	433,322	411,102
Accounts payable to related parties	33	1,737	1,690	1,310	–
Accounts payable to suppliers	18	5,333	3,362	2,367,173	2,324,423
Income tax and social contribution payable		–	–	124,048	83,482
Other taxes due	12.2	913	614	335,851	302,345
Loans and financing	19	–	–	695,718	1,231,205
Debentures	20	–	–	2,276,552	2,025,110
Dividend payable		3,878	3,881	3,875	3,878
Post-employment benefits	21	4,617	4,348	101,987	95,383
Sectorial charges payable		–	–	31,210	44,825
Research and development and Energy efficiency	22	–	–	155,219	179,149
Accounts payable related to concession	23	–	–	123,688	113,092
Sectorial financial liabilities	8	–	–	937,032	935,322
Lease liability	24.2	676	604	68,695	57,502
Fair value in the purchase and sale of power	32.2.7	–	–	711,628	214,955
Other accounts payable	25	2,077	369,395	950,775	1,199,195
Provision for allocation of PIS and Cofins credits	12.3	–	–	870,000	580,000
		41,979	**404,699**	**10,188,083**	**9,800,968**
Liabilities associated with assets held for sale	37	–	–	691,773	541,412
		41,979	**404,699**	**10,879,856**	**10,342,380**
NONCURRENT LIABILITIES					
Payroll, social charges and accruals	17	587	427	629	457
Accounts payable to related parties	33	5,851	5,851	–	–
Accounts payable to suppliers	18	–	–	131,485	142,380
Deferred income tax and social contribution	12.1	–	–	1,923,957	1,895,459
Other taxes due	12.2	–	–	280,140	291,195
Loans and financing	19	–	–	3,230,927	3,387,589
Debentures	20	–	–	12,591,846	10,602,255
Post-employment benefits	21	37,382	37,631	1,064,674	1,063,326
Research and development and Energy efficiency	22	–	–	264,556	241,294
Accounts payable related to concession	23	–	–	983,572	992,252
Sectorial financial liabilities	8	–	–	185,552	142,488
Lease liability	24.2	8,355	7,761	274,300	271,004
Fair value in the purchase and sale of power	32.2.7	–	–	273,269	170,837
Other accounts payable	25	90,576	90,966	215,274	247,021
Provision for allocation of PIS and Cofins credits	12.3	–	–	735,457	1,000,588
Provisions for legal claims	26	199,977	207,123	971,733	956,696
		342,728	**349,759**	**23,127,371**	**21,404,841**
EQUITY					
Attributable to controlling shareholders					
Capital	27.1	12,821,758	12,821,758	12,821,758	12,821,758
Capital reserves	27.4	7,693	5,595	7,693	5,595
Equity valuation adjustments	27.2	493,031	517,408	493,031	517,408
Treasury shares	27.5	(120,084)	(50,044)	(120,084)	(50,044)
Legal reserve		1,766,110	1,766,110	1,766,110	1,766,110
Profit retention reserve		9,363,866	9,363,866	9,363,866	9,363,866
Additional dividends proposed		1,250,025	1,250,025	1,250,025	1,250,025
Accumulated profit		689,807	–	689,807	–
		26,272,206	**25,674,718**	**26,272,206**	**25,674,718**
Attributable to non-controlling interests		–	–	**(38,680)**	**(37,783)**
		26,272,206	**25,674,718**	**26,233,526**	**25,636,935**
TOTAL LIABILITIES & EQUITY		**26,656,913**	**26,429,176**	**60,240,753**	**57,384,156**

The Management Notes are an integral part of this interim financial information.

Statements of Income

for the three-month periods ended March 31, 2025 and 2024
All amounts expressed in thousands of Brazilian reais

	Note	Parent Company 03.31.2025	Parent Company 03.31.2024	Consolidated 03.31.2025	Consolidated 03.31.2024
CONTINUING OPERATIONS					
NET OPERATING REVENUE	28	–	–	**5,892,086**	**5,416,998**
Operating costs	29	–	–	**(4,410,497)**	**(4,154,264)**
GROSS OPERATING PROFIT		–	–	**1,481,589**	**1,262,734**
Other operational expenses / income					
Selling expenses	29	–	–	(30,033)	(50,531)
General and administrative expenses	29	(33,289)	(37,447)	(209,003)	(193,274)
Other operational income (expenses), net	29	5,355	(14,779)	38,563	(65,483)
Equity in earnings of investees		672,434	566,383	100,416	81,643
		644,500	**514,157**	**(100,057)**	**(227,645)**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		**644,500**	**514,157**	**1,381,532**	**1,035,089**
Financial results	30				
Financial income		29,065	58,114	297,640	251,661
Financial expenses		(9,807)	(13,916)	(744,165)	(519,835)
		19,258	**44,198**	**(446,525)**	**(268,174)**
OPERATING PROFIT		**663,758**	**558,355**	**935,007**	**766,915**
INCOME TAX AND SOCIAL CONTRIBUTION	12.4				
Current		–	–	(228,982)	(146,666)
Deferred		1,750	(19,157)	(41,358)	(88,059)
		1,750	**(19,157)**	**(270,340)**	**(234,725)**
NET INCOME FROM CONTINUING OPERATIONS		**665,508**	**539,198**	**664,667**	**532,190**
DISCONTINUED OPERATIONS					
Net income from discontinued operations	37	–	(7,815)	–	1,353
NET INCOME FOR THE PERIOD		**665,508**	**531,383**	**664,667**	**533,543**
Attributed to shareholders of the parent Company arising from continuing operations		–	–	665,508	539,198
Attributed to shareholders of the parent Company due to discontinued operations		–	–	–	(7,815)
Attributed to non-controlling shareholders resulting from continuing operations		–	–	(841)	(1,513)
Attributed to non-controlling shareholders arising from discontinued operations		–	–	–	3,673
BASIC EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS – CONTINUING OPERATIONS - Expressed in Brazilian Reais					
Common shares	27.5				
Class "A" Preferred shares		0.21177	0.17112		
Class "B" Preferred shares		0.23295	0.18823		
		0.23295	0.18823		
DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - CONTINUING OPERATIONS – Expressed in Brazilian Reais					
Common shares	27.5				
Class "A" Preferred shares		0.21145	0.17112		
Class "B" Preferred shares		0.23295	0.18823		
		0.23295	0.18823		
BASIC EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS – Expressed in Brazilian Reais	27.3				
Common shares		0.21177	0.16864		
Class "A" Preferred shares		0.23295	0.18550		
Class "B" Preferred shares		0.23295	0.18550		
DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS – Expressed in Brazilian Reais	27.3				
Common shares		0.21145	0.16864		
Class "A" Preferred shares		0.23295	0.18550		
Class "B" Preferred shares		0.23295	0.18550		

The Management Notes are an integral part of this interim financial information.

Statements of Comprehensive Income

for the three-month periods ended March 31, 2025 and 2024

All amounts expressed in thousands of Brazilian reais

		Parent Company		Consolidated	
	Note	03.31.2025	03.31.2024	03.31.2025	03.31.2024
NET INCOME FOR THE PERIOD		**665,508**	**531,383**	**664,667**	**533,543**
Other comprehensive income					
Items that may be reclassified to profit or loss	27.2				
Adjustments related to financial assets		–	–	(228)	96
Adjustments related to financial assets – equity		(78)	44	–	–
Taxes on other comprehensive income		–	–	94	(33)
Total other comprehensive income, net of taxes		**(78)**	**44**	**(134)**	**63**
COMPREHENSIVE INCOME FOR THE PERIOD		**665,430**	**531,427**	**664,533**	**533,606**
Attributed to shareholders of the parent company resulting from continuing operations				665,430	539,242
Attributed to shareholders of the parent company due to discontinued operations				–	(7,815)
Attributed to non-controlling shareholders resulting from continuing operations				(897)	(1,494)
Attributed to non-controlling shareholders due to discontinued operations				–	3,673

The Management Notes are an integral part of this interim financial information.

Statements of Changes in Equity

for the three-month periods ended March 31, 2025 and 2024

All amounts expressed in thousands of Brazilian reais

		Attributable to controlling shareholders											
					Equity valuation adjustments		Profit reserves						
	Note	Capital	Capital reserves	Treasury shares	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit	Shareholders' equity	Attributable to non-controlling interests	Equity Consolidated
Balance as of January 01, 2025		**12,821,758**	**5,595**	**(50,044)**	**531,359**	**(13,951)**	**1,766,110**	**9,363,866**	**1,250,025**	**–**	**25,674,718**	**(37,783)**	**25,636,935**
Net income		–	–	–	–	–	–	–	–	665,508	665,508	(841)	664,667
Adjustments related to financial assets	27.2	–	–	–	–	(78)	–	–	–	–	(78)	(56)	(134)
Total comprehensive income for the period		**–**	**–**	**–**	**–**	**(78)**	**–**	**–**	**–**	**665,508**	**665,430**	**(897)**	**664,533**
Realization - deemed cost, net of taxes	27.2	–	–	–	(24,299)	–	–	–	–	24,299	–	–	–
Long-Term Incentive Plan - ILP	27.4	–	2,098	–	–	–	–	–	–	–	2,098	–	2,098
Share buyback	27.5	–	–	(70,040)	–	–	–	–	–	–	(70,040)	–	(70,040)
Balance as of March 31, 2025		**12,821,758**	**7,693**	**(120,084)**	**507,060**	**(14,029)**	**1,766,110**	**9,363,866**	**1,250,025**	**689,807**	**26,272,206**	**(38,680)**	**26,233,526**

The Management Notes are an integral part of this interim financial information.

	Attributable to controlling shareholders									
		Equity valuation adjustments		Profit reserves						
	Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit	Shareholders' equity	non-controlling interests	Equity Consolidated
Balance as of January 1, 2024	**12,821,758**	**564,723**	**(257,673)**	**1,625,628**	**9,000,506**	**131,211**	**–**	**23,886,153**	**305,514**	**24,191,667**
Net Income	–	–	–	–	–	–	531,383	531,383	2,160	533,543
Other comprehensive income										
Actuarial losses, net of taxes	–	–	44	–	–	–	–	44	19	63
Total comprehensive income for the period	**–**	**–**	**44**	**–**	**–**	**–**	**531,383**	**531,427**	**2,179**	**533,606**
Realization – deemed cost, net of taxes	–	(8,089)	–	–	–	–	8,089	–	–	–
Dividends	–	–	–	–	–	–	–	–	(9)	(9)
Balance as of March 31, 2024	**12,821,758**	**556,634**	**(257,629)**	**1,625,628**	**9,000,506**	**131,211**	**539,472**	**24,417,580**	**307,684**	**24,725,264**

The Management Notes are an integral part of this interim financial information.

Statements of Cash Flows

for the three-month periods ended March 31, 2025 and 2024

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		03.31.2025	03.31.2024	03.31.2025	03.31.2024
CASH FLOWS FROM OPERATIONAL ACTIVITIES					
Net income from continuing operations		**665,508**	**539,198**	**664,667**	**532,190**
Adjustments to reconcile net income for the period with cash generation from operating activities:					
Unrealized charges and monetary variations - net		(14,135)	1,939	684,147	471,223
Interest – bonus from the grant of concession agreements under the quota system	9.2	–	–	(36,806)	(33,051)
Remuneration of transmission concession contracts	10.2	–	–	(204,960)	(202,886)
Income tax and social contribution	12.4	–	–	228,982	146,666
Deferred income tax and social contribution	12.4	(1,750)	19,157	41,358	88,059
Equity in earnings of investees	14	(672,434)	(566,383)	(100,416)	(81,643)
Appropriation of post-employment benefits obligations	21	2,540	2,651	59,776	66,582
Appropriation of research and development and energy efficiency programs	22	–	–	46,998	43,343
Recognition of fair value of assets from the indemnity for the concession	28	–	–	(24,016)	(18,970)
Sectorial financial assets and liabilities result	28	–	–	15,931	59,964
Depreciation and amortization	29	889	779	355,020	364,628
Provision arising from the dismissal program	29.2	248	–	20,979	–
Long-Term Incentive Plan - ILP	29.2	2,035	–	2,098	–
Net operating estimated losses, provisions and reversals	29.4	(670)	10,538	70,511	86,021
Realization of added value in business combinations	10.2	–	–	(181)	(181)
Fair value in energy purchase and sale operations	28.1 e 29.1	–	–	(6,704)	12,839
Result of write-offs of accounts receivable related to concession	9.1	–	–	1,757	84
Result of write-offs or disposal of contract assets	10.1	–	–	2,114	3,533
Result of write-offs or disposal of property, plant and equipment	15.2	6	–	365	2,169
Result of write-offs or disposal of intangible assets	16.1	–	–	18,211	9,837
Result of write-offs of use rights of assets and liabilities of leases – net		–	–	–	(51)
Result on the sale of equity interests	29.6	–	–	(109,807)	–
Others		–	–	(9,324)	–
		(17,763)	**7,879**	**1,720,700**	**1,550,356**
Decrease (increase) in assets					
Trade accounts receivable		–	–	117,931	98,897
Dividends and interest on own capital received		383,923	461	3,743	59,208
Judicial deposits		(460)	(492)	6,084	(1,081)
Sectorial financial assets		–	–	16,849	(15,444)
Other receivables		(275)	(365)	10,981	(7,045)
Inventories		–	–	(16,607)	(18,665)
Income tax and social contribution recoverable		(61,491)	(42,057)	(53,651)	(59,822)
Other taxes recoverable		27	240	(1,935)	76,665
Prepaid expenses		(400)	365	(7,349)	(2,768)
Related parties		(2,116)	–	(341)	532
		319,208	**(41,848)**	**75,705**	**130,477**
Increase (decrease) in liabilities					
Payroll, social charges and accruals		3,835	3,727	21,608	57,677
Related parties		47	(199)	1,310	–
Suppliers		1,971	2,620	(63,474)	(28,011)
Other taxes		61,517	39,956	303,631	106,928
Post-employment benefits	21	(2,520)	(2,639)	(51,824)	(57,622)
Sectorial charges due		–	–	(13,615)	1,350
Research and development and energy efficiency	22	–	–	(52,244)	(51,961)
Payable related to the concession	23	–	–	(28,443)	(27,481)
Other accounts payable		(380,809)	(334,433)	(409,336)	(298,679)
Provisions for legal claims	26.1	(3,071)	(1,708)	(46,130)	(56,886)
		(319,030)	**(292,676)**	**(338,517)**	**(354,685)**
CASH GENERATED BY OPERATING ACTIVITIES		**(17,585)**	**(326,645)**	**1,457,888**	**1,326,148**
Income tax and social contribution paid		–	(182)	(188,416)	(234,376)
Loans and financing - interest due and paid	19.2	–	–	(143,677)	(152,206)
Debentures - interest due and paid	20.2	–	–	(124,643)	(122,975)
Charges for lease liabilities paid	24.2	(219)	(178)	(8,479)	(7,121)
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		**(17,804)**	**(327,005)**	**992,673**	**809,470**
NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	37	**–**	**–**	**–**	**(30,354)**
NET CASH GENERATED FROM OPERATING ACTIVITIES		**(17,804)**	**(327,005)**	**992,673**	**779,116**

(continued)

Statements of Cash Flows

for the three-month periods ended March 31, 2025 and 2024 (continuation)
All amounts expressed in thousands of Brazilian reais

		Parent Company		Consolidated	
	Note	03.31.2025	03.31.2024	03.31.2025	03.31.2024
CASH FLOWS FROM INVESTMENT ACTIVITIES					
Financial investments		3,207	4,195	(17,115)	(38,549)
Loans and financing granted to related parties		-	(2,200)	-	-
Additions to contract assets		-	-	(549,349)	(522,376)
Investment disposal	37	-	-	276,938	-
Additions in investments		-	(13,150)	-	-
Capital reduction of investees		-	-	-	37,129
Additions to property, plant and equipment		(3)	(240)	(17,001)	(38,355)
Disposal of property, plant and equipment		-	-	1,071	-
Additions to intangible assets	16.3	(203)	(364)	(5,156)	(2,756)
NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS		**3,001**	**(11,759)**	**(310,612)**	**(564,907)**
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	37	**-**	**-**	**-**	**(3,721)**
NET CASH USED FROM INVESTING ACTIVITIES		**3,001**	**(11,759)**	**(310,612)**	**(568,628)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Issue of debentures	20.2	-	-	2,000,000	-
Transaction costs in the issuing of debentures	20.2	-	-	(22,632)	-
Payments of principal - loans and financing	19.2	-	-	(565,351)	(66,375)
Payments of principal - debentures	20.2	-	-	(111,808)	(5,862)
Payments of principal of lease liabilities	24.2	(160)	(139)	(16,822)	(17,047)
Share buyback	27.5	(70,040)	-	(70,040)	-
Dividends and interest on own capital paid		(3)	(9)	(3)	(9)
NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		**(70,203)**	**(148)**	**1,213,344**	**(89,293)**
NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	37	**-**	**-**	**-**	**(19,299)**
NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES		**(70,203)**	**(148)**	**1,213,344**	**(108,592)**
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		**(85,006)**	**(338,912)**	**1,895,405**	**101,896**
Cash and cash equivalents at the beginning of the period	5	280,340	2,231,413	4,161,939	5,634,623
Cash and cash equivalents at the end of the period	5	195,334	1,892,501	6,055,823	5,789,893
Cash and cash equivalents from assets classified as held for sale	37	-	-	1,521	(53,374)
CHANGE IN CASH AND CASH EQUIVALENTS		**(85,006)**	**(338,912)**	**1,895,405**	**101,896**

The Management Notes are an integral part of this interim financial information.

Statements of Added Value

for the three-month periods ended March 31, 2025 and 2024
All amounts expressed in thousands of Brazilian reais

	Parent Company		Consolidated	
ADDED VALUE TO DISTRIBUTE	**03.31.2025**	**03.31.2024**	**03.31.2025**	**03.31.2024**
Income				
Sale of energy, services and other income	–	–	7,478,446	7,041,330
Construction income	–	–	660,228	585,321
Fair value of indemnifiable concession assets	–	–	24,016	18,970
Sectorial financial assets and liabilities result	–	–	(15,931)	(59,964)
Other income	13,112	(3,742)	138,444	20,709
Expected credit losses	–	–	(22,030)	(42,332)
	13,112	**(3,742)**	**8,263,173**	**7,564,034**
(-) Supplies acquired from third parties				
Energy purchased for resale	–	–	2,406,500	2,120,935
Charges for use of the main transmission grid (-) ESS and ERR	–	–	649,635	715,632
Materials, supplies and third parties services	7,997	13,855	317,620	274,707
Construction costs	–	–	605,230	534,605
Loss / Recovery of assets	8,144	216	34,989	22,544
Impairment	–	–	(1,490)	(1,155)
Other supplies	2,811	17,440	70,623	71,489
	18,952	**31,511**	**4,083,107**	**3,738,757**
(=) GROSS ADDED VALUE	**(5,840)**	**(35,253)**	**4,180,066**	**3,825,277**
(-) Depreciation and amortization	**889**	**779**	**355,020**	**364,628**
(=) NET ADDED VALUE	**(6,729)**	**(36,032)**	**3,825,046**	**3,460,649**
(+) Transferred added value				
Equity in earnings of investees	672,434	566,383	100,416	81,643
Financial income	29,065	58,114	297,640	251,661
Other Income	1	4	140,130	120,086
	701,500	**624,501**	**538,186**	**453,390**
Added value from discontinued operations	**–**	**(7,815)**	**–**	**(97,345)**
	694,771	**580,654**	**4,363,232**	**3,816,694**

(continued)

Statements of Added Value

for the three-month periods ended March 31, 2025 and 2024 (continuation)

All amounts expressed in thousands of Brazilian reais

	Parent Company				Consolidated			
DISTRIBUTION OF ADDED VALUE	**03.31.2025**	**%**	**03.31.2024**	**%**	**03.31.2025**	**%**	**03.31.2024**	**%**
Personnel								
Salaries and management fees	8,983		8,215		167,246		199,355	
Private pension and health plans	2,490		2,602		60,937		68,976	
Meal and education allowance	396		428		17,874		26,586	
Social security charges - FGTS	440		560		10,480		12,681	
Long-Term Incentive Plan - ILP	2,035		–		2,098		–	
Voluntary retirement program	248		–		20,979		–	
Provisions for profit sharing	2,966		2,281		43,290		58,893	
	17,558	**2.5**	**14,086**	**2.3**	**322,904**	**7.4**	**366,491**	**9.6**
Government								
Federal								
Tax	795		26,631		681,361		658,510	
Sectorial charges	–		–		1,003,200		998,849	
State	4		5		937,764		867,860	
Municipal	21		85		3,813		5,112	
	820	**0.1**	**26,721**	**4.6**	**2,626,138**	**60.2**	**2,530,331**	**66.3**
Third Parties								
Interest	9,807		8,365		739,134		477,120	
Leasing and rent	1,078		99		9,960		7,487	
Donations, subsidies and contributions	–		–		429		420	
	10,885	**1.6**	**8,464**	**1.5**	**749,523**	**17.2**	**485,027**	**12.7**
Shareholders								
Accumulated profits	665,508		539,198		665,508		533,703	
Non controlling interests	–		–		(841)		(1,513)	
	665,508	**95.8**	**539,198**	**92.9**	**664,667**	**15.2**	**532,190**	**14.0**
Distributed added value from discontinued operations	**–**	**—**	**(7,815)**	**(1.3)**	**–**	**—**	**(97,345)**	**(2.6)**
	694,771	**100.0**	**580,654**	**100.0**	**4,363,232**	**100.0**	**3,816,694**	**100.0**

The Management Notes are an integral part of this interim financial information.

NOTES TO THE FINANCIAL STATEMENTS

As of March 31, 2025

All amounts expressed in thousands of Brazilian reais

1. Operations

Companhia Paranaense de Energia (Copel, Company), with its head office located at Rua José Izidoro Biazetto, 158, bloco A, Curitiba - State of Paraná, is a publicly-held Company, whose shares are traded at Corporate Governance Level 2 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (Aneel), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, plan, build and explore the production, transformation, transport, distribution and trading of energy, in any of its forms, mainly electricity. Furthermore, Copel participates in consortiums and in private sector for the purpose of engaging in activities, mainly in areas of energy.

1.1. Equity interests of Copel

Copel has direct and indirect interests in subsidiaries, joint ventures, associates and joint operations. As of March 31, 2025, there have been no changes, acquisitions, or disposals regarding the equity interests as of December 31, 2024, except for the sale of special purpose companies from Copel GET (Note 37).

2. Concessions and Authorizations

As of March 31, 2025, there have been no material changes in the concession and authorization agreements in relation to what was published in the financial statements as of December 31, 2024.

3. Basis of Preparation

3.1. Declaration of conformity

These individual and consolidated interim financial statements, prepared in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), are presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM) and disclose all relevant information specific to individual and consolidated interim financial statements, and only such information, which is consistent with that used by management in its administration. These interim financial statements have been prepared to update users on material events and transactions during the period and should be analyzed in conjunction with the annual financial statements for the year ended December 31, 2024, issued on February 27, 2025.

The issue of these individual and consolidated interim financial statements was authorized by the Board of Directors on May 8, 2025.

3.2. Basis of measurement

The individual and the consolidated financial interim statements have been prepared under the historical cost, except for certain financial instruments measured at fair value, as described in the respective accounting policies and notes.

3.3. Functional and presentation currency

The individual and the consolidated financial interim statements are presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated

3.4. Use of estimates and judgments

The information on the use of estimates and judgments regarding the application of the accounting policies adopted that have effects on the amounts recognized in these interim financial statements is the same as that disclosed in Note 3.4 of the financial statements as of December 31, 2024.

3.5. Management's judgment on going concern

Management has not identified events or conditions that, individually or collectively, may cast significant doubt on the Company's ability to continue as a going concern. The main bases of judgment used by Management are disclosed in Note 3.5 of the financial statements as of December 31, 2024.

4. Material Accounting Policies

The accounting policies of the Company are consistent with those presented in the financial statements as of December 31, 2024. The revisions of the accounting standards applicable from January 1st, 2025 did not result in significant impacts on the financial statements of the Company.

5. Cash and Cash Equivalents

	Parent Company		Consolidated	
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Cash and bank accounts	1,947	233	224,429	174,798
Financial investments with immediate liquidity	193,387	280,107	5,831,394	3,987,141
	195,334	**280,340**	**6,055,823**	**4,161,939**

Financial investments refer to Bank Deposit Certificates ("CDB") and Repurchase Agreements which, depending on the incidence of IOF and the liquidity period negotiated at the time of contracting, are remunerated at between 92.0% and 102.5% of the variation rate of the Interbank Deposit Certificate ("CDI").

6. Bonds and Securities

		Parent Company		Consolidated	
Category	Index	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Units in Funds (a)	CDI	98	95	435,203	418,465
Bank Deposit Certificates – CDB	96% to 101% of CDI	–	–	97,169	94,707
Committed Operation	98% of CDI	–	–	16,928	16,536
		98	95	549,300	529,708
	Current	**98**	**95**	**1,371**	**623**
	Noncurrent	**–**	**–**	**547,929**	**529,085**

Interbank Deposit Certificate – CDI

(a) Most of these are reserve accounts intended to fulfill loan, financing and debentures contracts with BNDES.

The term of the securities ranges from 1 to 59 months starting from the end of the period. Most of the balance corresponds to non-current assets, linked to the financial guarantee of long-term contracts.

7. Trade Accounts Receivable

Consolidated	Balances falling due	Overdue up to 90 days	Overdue more than 90 days	Total 03.31.2025	Total 12.31.2024
Electricity sales to final customers and Charges for use of the system - Copel DIS (a)	1,845,195	461,104	124,453	2,430,752	2,255,678
Unbilled electricity sales to final customers and Charges for use of the system - Copel DIS	925,691	–	–	925,691	930,801
Electricity sales to final customers	169,561	1,682	5,177	176,420	177,516
Other consumers receivables	63,546	23,889	15,087	102,522	187,204
Energy supply - Concessionaires, permission holder and trading companies	465,195	11,113	8,662	484,970	415,674
CCEE (7.2)	51,530	–	119,665	171,195	250,381
Charges for use of the transmission system	70,176	5,931	30,642	106,749	102,342
(-) Expected credit losses (7.3)	(17,908)	(14,747)	(216,684)	(249,339)	(240,714)
	3,572,986	**488,972**	**87,002**	**4,148,960**	**4,078,882**
			Current	**4,004,184**	**3,962,702**
			Noncurrent	**144,776**	**116,180**

(a) Includes the balance of debt installments of Copel DIS (Note 7.1).

7.1. Debt installments

	03.31.2025	12.31.2024
Residential	107,051	106,440
Industrial	75,618	77,038
Commercial	259,636	181,104
Rural	9,812	10,058
Public Entities	5,044	5,011
Public lighting	404	454
Public service	1,753	2,074
(-) Adjustment to present value	(54,335)	(21,251)
	404,983	**360,928**

The debt installment balances from Copel DIS, as of March 31, 2025, are at present value, and take into account the amount to be discounted, the due dates of the installments and the weighted average discount rate of 1.24% a.m. (1.28% a.m. as of December 31, 2024).

7.2. Electricity Trading Chamber - CCEE

The overdue balance of R$119,665 refers to the controversial portion resulting from the effects of the injunction for exclusion of responsibility of HPP Colíder, for which expected credit losses were recorded in the same amount, as outlined in Note 7.3.The details of the action are presented in the financial statements as of December 31, 2024, with no changes as of the date of these interim financial statements.

7.3. Expected credit losses

Consolidated	Balance as of January 1, 2025	Additions / (Reversals)	Write offs	Balance as of March 31, 2025
Electricity sales to final customers, Charges for use of the system and and other consumers receivables - Copel DIS	83,623	20,441	(10,221)	93,843
Electricity sales to final customers and other consumers receivables - Copel COM	6,865	(1,810)	—	5,055
Energy supply - Concessionaires, permission holder and trading companies	30,561	(746)	961	30,776
CCEE (7.2)	119,665	—	—	119,665
	240,714	**17,885**	**(9,260)**	**249,339**

8. Net Sectorial Financial Assets and Liabilities

Consolidated	Balance as of January 1, 2025	Operating revenues		Financial results	Tariff flags	Balance as of March 31, 2025
		Constitution	Amortization	Updating		
Portion A						
Electricity purchased for resale – Itaipu	78,793	(21,269)	16,811	2,180	–	76,515
Electricity purchased for resale – CVA Energ	(62,125)	(152,388)	101,157	508	(7,728)	(120,576)
Transport of energy using the transmission system – basic grid	402,396	(15,529)	(137,369)	9,046	–	258,544
Transport of energy purchased from Itaipu	29,570	(8,525)	(16,023)	402	–	5,424
ESS	112,687	15,530	(29,317)	2,330	(5,000)	96,230
CDE	(64,790)	32,307	(9,762)	(891)	–	(43,136)
Proinfa	(7,721)	21,777	4,186	436	–	18,678
Other financial components						
Refunds of Pis and Cofins (Note 12.3)	(568,455)	–	295,728	–	–	(272,727)
Neutrality	(276,986)	(124,137)	89,949	(4,917)	–	(316,091)
Hydrological risk	(481,262)	(97,771)	127,466	(8,996)	–	(460,563)
Tariff refunds	(172,956)	(38,620)	30,699	(4,535)	–	(185,412)
Overcontracting	234,070	62,229	(68,424)	3,180	(4,121)	226,934
CDE Eletrobras	(38,891)	20,320	90	(758)	–	(19,239)
Tariff mitigation mechanism	(242,372)	(113,000)	–	(9,479)	–	(364,851)
Other	(19,768)	(5,519)	3,473	(500)	–	(22,314)
	(1,077,810)	**(424,595)**	**408,664**	**(11,994)**	**(16,849)**	**(1,122,584)**
Current liabilities	**(935,322)**					**(937,032)**
Noncurrent liabilities	**(142,488)**					**(185,552)**

9. Accounts Receivables - Concessions

Consolidated	03.31.2025	12.31.2024
Power distribution service concession (9.1)	2,700,013	2,610,731
Bonus from the grant of concession agreements under the quota system (9.2)	835,204	821,804
Generation concession agreements (9.3)	76,915	75,425
	3,612,132	**3,507,960**
Current	**11,212**	**10,609**
Noncurrent	**3,600,920**	**3,497,351**

9.1. Power distribution service concession

Balance as of January 1, 2025	**2,610,731**
Transfers from contract assets (Note 10.1)	67,023
Fair value recognition	24,016
Write-offs	(1,757)
Balance as of March 31, 2025	**2,700,013**

Balance corresponding to the estimated portion of the investments made in the public service infrastructure, when the useful life of the asset exceeds the term of the concession and which, according to the contractual provision, will be indemnified by the Granting Authority at the end of the concession.

9.2. Bonus from the grant of concession agreements under the quota system

Balance as of January 1, 2025	**821,804**
Transfers to electricity grid use charges - customers	(23,406)
Interest (Note 28.1)	36,806
Balance as of March 31, 2025	**835,204**

Balance relating to the Bonus for the Grant of the GPS HPP concession contract paid to the Granting Authority, restated by the IPCA and interest, in accordance with the concession contract signed on January 5, 2016.

9.3. Power generation concessions agreements

Balance as of January 1, 2025	**75,425**
Fair value adjustment	1,490
Balance as of March 31, 2025	**76,915**

Residual balance of the electricity generation assets of HPP GPS and HPP Mourão I, depreciated until 2015, when the concessions expire. In August 2022, Copel filed with Aneel the appraisal reports relating to the residual values, with a base date of July 2015, which, since January 2023, have been under inspection by the regulatory agency.

10. Contract assets

Consolidated	03.31.2025	12.31.2024
Power distribution service concession (10.1)	1,951,214	1,701,448
Power transmission concession (10.2)	5,582,010	5,509,458
	7,533,224	**7,210,906**
Current	**309,658**	**283,896**
Noncurrent	**7,223,566**	**6,927,010**

10.1. Power distribution service concession contract

Consolidated	Assets	Special liabilities	Total
Balance as of January 1, 2025	**1,800,722**	**(99,274)**	**1,701,448**
Acquisitions	663,923	–	663,923
Customers contributions	–	(67,468)	(67,468)
Transfers to intangible assets (Note 16.1)	(326,062)	48,510	(277,552)
Transfers to accounts receivable – concessions (Note 9.1)	(81,548)	14,525	(67,023)
Write-offs or disposal	(2,114)	–	(2,114)
Balance as of March 31, 2025	**2,054,921**	**(103,707)**	**1,951,214**

Balance made up of work in progress mainly related to the construction and expansion of substations, distribution lines and networks and metering equipment, measured at historical cost, net of special liabilities, and which are transferred to Accounts receivable linked to the Concession and Intangible Assets, as these works are completed. The costs of loans, financing and debentures capitalized during the construction phase amounted to R$3,733, at an average rate of 0.05% per yer until March 31, 2025 (R$3,916, at an average rate of 0.06% per yer, until March 31, 2024).

10.2. Transmission service concession contract

	Concession assets	RBSE assets	Total
Balance as of January 1, 2025	**4,312,002**	**1,197,456**	**5,509,458**
Realization of fair value adjustments recognized in the business combination	181	–	181
Transfers to electricity grid use charges – customers	(117,385)	(65,352)	(182,737)
Transfers to property, plant and equipment and intangible assets	(631)	–	(631)
Transfers from litigations	172	–	172
Remuneration	151,951	48,509	200,460
Construction revenue (Note 28.1)	50,607	–	50,607
Construction income (Note 28.1)	1,619	–	1,619
Gain from efficiency (Note 28.1)	2,881	–	2,881
Balance as of March 31, 2025	**4,401,397**	**1,180,613**	**5,582,010**

In June 2022, Technical Note No. 85/2022-SGT/Aneel was issued, which dealt with the analysis of the requests for reconsideration on the payment of the financial component and reprofiling of the RBSE Assets. Aneel has not yet deliberated on these requests, so the amounts approved by Aneel Resolution No. 2,847 of April 22, 2021, are still in effect and appropriate for accounting purposes.

In July 2024, Aneel approved the tariff review of part of Copel GeT transmission concession contracts, with a negative impact of R$44,402, mainly due to the assessment of the New Replacement Value ("VNR") of the assets, partially offset by the increase in the "RAP" for reinforcements and improvements carried out in the last cycle. Copel submitted an administrative appeal to Aneel requesting a review of the values and in April 2025 Order nº 1,228/2025 was issued, partially granting the Company's claims.

There was no significant change in the assumptions adopted for calculating the contract asset in relation to what was disclosed in the financial statements as of December 31, 2024.

11. Other Receivables

	Parent Company		Consolidated	
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Investment disposal (a)	614,320	596,203	697,281	596,203
CDE Transfer (b)	–	–	310,559	325,657
Assets and rights disposal (c)	–	–	318,955	315,436
Services in progress (d)	3,056	3,056	228,786	239,474
Contractual advances to suppliers	–	–	43,800	44,624
Disposals and decommissioning in progress	6	–	35,817	35,676
Advance payments to employees	511	256	22,682	12,536
Other receivables	548	534	64,009	61,914
	618,441	**600,049**	**1,721,889**	**1,631,520**
Current	**311,262**	**301,929**	**1,036,524**	**949,674**
Noncurrent	**307,179**	**298,120**	**685,365**	**681,846**

(a) Balance resulting from the divestment of Compagas completed in 2024 and expected to be received by September 2026, as detailed in the financial statements of December 31, 2024 and balance from the sale of Copel GET shareholdings (Note 37).

(b) Balance receivable from the Energy Development Account - CDE to cover tariff discounts (Law 10,438/2002 and Order 7,891/2013), with the monthly quota stipulated in the Annual Tariff Adjustment/Review. Each month, the Company estimates the differences to be offset in the next tariff adjustment.

(c) Includes the balance arising from the sale disposal assets described in Note 29.6 of the financial statements of December 31, 2024.

(d) Services in progress refer, for the most part, to expenses related to R&D and PEE projects in progress which, during execution, are recorded as assets against cash. Once completed and homologated by Aneel, the assets is written off against the respective liability, which was initially recorded against income, as a deduction from operating revenue.

12. Taxes

12.1. Deferred income tax and social contribution

Parent Company	Balance as of January 1, 2025	Recognized in income	Balance as of March 31, 2025
Noncurrent assets			
Provisions for legal claims	70,438	(2,435)	68,003
Expected credit losses	44,592	–	44,592
Tax losses and negative tax basis	15,400	6,028	21,428
Post-employment benefits	14,270	6	14,276
Voluntary retirement program	1,462	(340)	1,122
Others	20,091	(1,251)	18,840
	166,253	**2,008**	**168,261**
(-) Noncurrent liabilities			
Escrow deposits monetary variation	25,818	579	26,397
Right-of-use asset	2,347	–	2,347
Financial instruments	1,552	(321)	1,231
	29,717	**258**	**29,975**
Net	**136,536**	**1,750**	**138,286**

Consolidated	Balance as of January 1, 2025	Recognized in income	Outros	Recognized comprehensive income	Balance as of March 31, 2025
Noncurrent assets					
Provision for allocation of PIS and Cofins credits	537,400	8,456	-	-	545,856
Post-employment benefits	393,835	2,772	-	-	396,607
Provisions for legal claims	298,253	10,045	-	-	308,298
Tax losses and negative tax basis	219,538	(53,017)	-	-	166,521
Impairment	216,983	(507)	-	-	216,476
Fair value in the purchase and sale of power	131,171	203,696	-	-	334,867
Expected credit losses	127,585	3,526	-	-	131,111
Lease liability	74,014	1,091	-	-	75,105
Provisions for performance and profit sharing	60,106	13,289	-	-	73,395
Amortization – concession	49,744	1,305	-	-	51,049
Voluntary retirement program	37,579	(5,739)	-	-	31,840
Research and development and energy efficiency programs	17,560	(8,575)	-	-	8,985
Concession contracts	16,564	(267)	-	-	16,297
Others	149,569	12,061	-	-	161,630
	2,329,901	**188,136**	**-**	**-**	**2,518,037**
(-) Noncurrent liabilities					
Concession contracts	2,072,704	24,964	-	-	2,097,668
Deemed cost of property, plant and equipment	273,145	(10,429)	-	-	262,716
Fair value in the purchase and sale of power	237,078	205,975	-	-	443,053
Accelerated depreciation	162,445	(2,769)	-	-	159,676
Right-of-use asset	69,444	(17)	-	-	69,427
Escrow deposits monetary variation	48,388	2,524	-	-	50,912
Transaction cost on loans and financing and debentures	47,501	4,658	-	-	52,159
Others	140,480	4,588	745	(94)	145,719
	3,051,185	**229,494**	**745**	**(94)**	**3,281,330**
Net	**(721,284)**	**(41,358)**	**(745)**	**94**	**(763,293)**
Assets presented in the Statement of Financial Position	1,174,175				1,160,664
Liabilities presented in the Statement of Financial Position	(1,896,459)				(1,923,957)

12.1.1. Projection for realization of deferred income tax and social contribution:

	Parent Company		Consolidated	
	Assets	**Liabilities**	**Assets**	**Liabilities**
2025	31,606	(1,403)	969,287	(368,729)
2026	5,480	(1,851)	445,088	(330,684)
2027	4,898	(1,852)	83,288	(256,076)
2028	3,970	(1,790)	54,970	(234,064)
2029	3,925	(1,761)	43,815	(202,125)
2030 to 2032	11,800	(5,305)	138,659	(407,408)
After 2032	106,582	(16,013)	782,930	(1,482,244)
	168,261	**(29,975)**	**2,518,037**	**(3,281,330)**

12.1.2. Unrecognized tax credits

In addition to the deferred income tax and social contribution credits recorded in assets, on March 31, 2025 the Company did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$115,391 (R$105,311 on December 31, 2024) for not having reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits, mainly at Cutia Empreendimentos Eólicos S.A. (subsidiary of Copel GeT).

12.2. Other taxes recoverable and other tax obligations

	Parent Company		Consolidated	
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Current assets				
Recoverable ICMS (VAT)	–	–	161,266	166,339
Recoverable PIS/Pasep and Cofins taxes (a)	–	–	753,208	816,863
Other recoverable taxes	–	–	11,414	11,416
	–	**–**	**925,888**	**994,618**
Noncurrent assets				
Recoverable ICMS (VAT)	–	–	227,246	221,313
Recoverable PIS/Pasep and Cofins taxes (a)	42,423	42,126	860,890	1,011,036
Other recoverable taxes	–	–	89,575	88,177
	42,423	**42,126**	**1,177,711**	**1,320,526**
Current liabilities				
ICMS (VAT) payable	–	–	215,296	189,102
ICMS installment payment	–	–	6,318	4,712
PIS/Pasep and Cofins payable	805	–	30,953	31,033
Special Tax Regularization Program – Pert	–	–	68,108	66,852
Other taxes	108	614	15,176	10,646
	913	**614**	**335,851**	**302,345**
Noncurrent liabilities				
ICMS (VAT) payable	–	–	11,014	10,965
ICMS installment payment	–	–	8,046	7,251
Special Tax Regularization Program – Pert	–	–	261,080	272,979
	–	**–**	**280,140**	**291,195**

Asset and liability balances presented on a net basis, considering the Company's right and intention to realize the asset and liability on a net basis.

(a) The balance contains amounts referring Pis and Cofins credit on ICMS (Note 12.3)

12.3. Pis and Cofins credit on ICMS - Copel Distribuição

Balance resulting from the final and unappealable decision in June 2020, regarding the lawsuit filed by Copel DIS in 2009, which recognized the right to exclude from the PIS and Cofins tax base the full amount of ICMS included in outgoing invoices, as detailed in Note 12.3 of the financial statements as of December 31, 2024.

The following table shows the movement of the tax credit recorded in assets:

Balance as of January 1, 2025		**1,723,027**
Monetary variation		28,437
Offsetting with taxes payable		(237,687)
Balance as of March 31, 2025		**1,513,777**
	Current	**744,095**
	Noncurrent	**769,682**

The table below shows the movement in the provision for allocation of PIS and Cofins credits, resulting from the amounts under discussion for return to the consumer.

Balance as of January 1, 2025	**1,580,588**
Monetary variation	24,869
Balance as of March 31, 2025	**1,605,457**
Current	**870,000**
Noncurrent	**735,457**

The Direct Action of Unconstitutionality - "ADI", filed by the Brazilian Association of Electric Energy Distributors - Abradee, questioning Law No. 14.385/2022, is available for inclusion in the judgment agenda, after minister Luis Roberto Barroso has reviewed the case. So far, all 7 ministers have voted for the constitutionality of the law, forming a majority, and five ministers voted for the ten-year application (10 years), in line with the understanding of Copel's Management, while two ministers voted for the application of the five-year term (5 years). The Company is waiting for the judgment to be finalized.

12.4. Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	Parent Company			Consolidated
	03.31.2025	03.31.2024	03.31.2025	03.31.2024
Income before IRPJ and CSLL	**663,758**	**558,355**	**935,007**	**766,915**
(-) Result of equity investments (a)	(670,468)	(502,897)	(100,416)	(81,643)
	(6,710)	**55,458**	**834,591**	**685,272**
IRPJ and CSLL (34%)	**2,281**	**(18,856)**	**(283,761)**	**(232,992)**
Tax effects on:				
Non deductible expenses	(531)	(301)	(8,343)	(5,113)
Tax incentives	–	–	472	450
Unrecognized tax loss and negative basis of CSLL	–	–	(10,079)	(6,202)
Difference between tax bases of deemed profit and taxable profit	–	–	12,677	(5,904)
Effect of non taxable monetary variation (Selic) on undue tax payments	–	–	9,669	14,724
Others	–	–	9,025	312
INCOME TAX AND SOCIAL CONTRIBUTION	**1,750**	**(19,157)**	**(270,340)**	**(234,725)**
Effective rate - %	26.1%	34.5%	32.4%	34.3%

(a) In the parent Company, it includes the balance of equity adjusted by the amounts recognized as income from interest on equity (JCSP) of subsidiaries and by the provision for losses in subsidiaries.

With regard to uncertainties about the treatment of income taxes, the Company has made assessments and concluded that it is more likely than not that the treatments will be accepted by the tax authority.

12.5. Consumption tax reform

As detailed in Note 12.5 of the December 31, 2024 financial statements, In December 2023, Constitutional Amendment No. 132 was enacted, establishing the Tax Reform in the field of consumption and on January 16, 2025 Complementary Law No. 214 was sanctioned, regulating part of the tax reform. The Federal Senate is still analyzing Complementary Bill No. 108/2024, which will finalize a significant part of the regulations. The full effects of the Reform will be fully known once the relevant regulations have been finalized and the reference rate has been set.

13. Judicial deposits

	Parent Company			Consolidated
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Taxes claims	135,341	133,656	235,007	229,141
Labor claims	1,733	1,827	86,168	88,398
Civil claims	–	–	48,035	47,919
Easements	–	–	22,188	21,564
Customers	–	–	3,699	5,865
Others	1,789	1,194	2,365	1,477
	138,863	**136,677**	**397,462**	**394,364**

14. Investments

14.1. Changes in investments

Parent Company	Balance as of January 1, 2025	Equity in earnings	Equity valuation adjustments	Dividends and JSCP	Other (a)	Balance as of March 31, 2025
Subsidiaries						
Copel GeT	14,239,420	416,044	-	-	-	14,655,464
Copel DIS	7,665,584	232,422	-	-	62	7,898,068
Copel SER	63,270	(1,146)	50	-	-	62,174
Copel COM	288,626	25,135	-	-	-	313,761
Elejor – concession rights	8,480	-	-	-	(189)	8,291
	22,265,380	**672,455**	**50**	**-**	**(127)**	**22,937,758**
Joint Ventures						
Voltalia São Miguel do Gostoso I	116,225	(1,634)	-	-	-	114,591
Voltalia São Miguel do Gostoso – authorization rights	8,203	-	-	-	(91)	8,112
Solar Paraná	7,335	121	-	(67)	-	7,389
	131,763	**(1,513)**	**-**	**(67)**	**(91)**	**130,092**
Associates						
Dona Francisca Energética	34,725	1,492	-	-	-	36,217
	34,725	**1,492**	**-**	**-**	**-**	**36,217**
	22,431,868	**672,434**	**50**	**(67)**	**(218)**	**23,104,067**

(a) Amortization of the concession/authorization right and effects of the ILP on the Subsidiaries.

Consolidated	Balance as of January 1, 2025	Equity in earnings	Dividends and JSCP	Other (a)	Balance as of March 31, 2025
Joint Ventures					
Voltalia São Miguel do Gostoso I	116,225	(1,634)	-	-	114,591
Voltalia São Miguel do Gostoso – authorization rights	8,203	-	-	(91)	8,112
Caiuá	138,698	4,196	(7,946)	-	134,948
Integração Maranhense	214,474	6,784	(640)	-	220,618
Matrinchã	1,029,198	30,927	-	-	1,060,125
Guaraciaba	517,914	13,996	-	-	531,910
Paranaíba	313,606	9,386	-	-	322,992
Mata de Santa Genebra	695,051	15,572	(34,580)	-	676,043
Cantareira	486,919	16,069	(22,696)	-	480,292
Solar Paraná	7,335	121	(67)	-	7,389
	3,527,623	**95,417**	**(65,929)**	**(91)**	**3,557,020**
Associates					
Dona Francisca Energética	34,725	1,492	-	-	36,217
Foz do Chopim Energética	15,146	3,507	(3,220)	-	15,433
	49,871	**4,999**	**(3,220)**	**-**	**51,650**
Investment property	**443**	**-**	**-**	**(1)**	**442**
	3,577,937	**100,416**	**(69,149)**	**(92)**	**3,609,112**

(a) Amortization of the authorization right.

14.2. Changes in equity attributable to non-controlling shareholders

	Elejor 30%
Balance as of January 1, 2025	**(37,783)**
Net profit (loss) for the period	(841)
Other comprehensive income	(56)
Balance as of March 31, 2025	**(38,680)**

15. Property, Plant and Equipment

15.1. Property, plant and equipment by asset class

Consolidated	Cost	Accumulated depreciation	March 31, 2025	Cost	Accumulated depreciation	December 31, 2024
In service						
Reservoirs, dams and aqueducts	6,589,966	(4,856,124)	1,733,842	6,869,100	(4,885,663)	1,983,437
Machinery and equipment	8,596,017	(3,263,609)	5,332,408	8,745,054	(3,206,049)	5,539,005
Buildings	1,228,290	(903,866)	324,424	1,398,552	(933,130)	465,422
Land	300,377	(45,864)	254,513	388,270	(58,358)	329,912
Vehicles	12,684	(10,334)	2,350	12,811	(10,673)	2,138
Furniture and fixtures	12,573	(7,002)	5,571	12,449	(6,880)	5,569
(-) Special Obligations	(21,043)	979	(20,064)	(19,223)	681	(18,542)
	16,718,864	**(9,085,820)**	**7,633,044**	**17,407,013**	**(9,100,072)**	**8,306,941**
In progress						
Cost	186,371	–	186,371	209,756	–	209,756
	186,371	**–**	**186,371**	**209,756**	**–**	**209,756**
	16,905,235	**(9,085,820)**	**7,819,415**	**17,616,769**	**(9,100,072)**	**8,516,697**

Management did not identify any evidence that would justify the need to recognize impairment losses in the period.

15.2. Changes in property, plant and equipment

Consolidated	Balance as of January 1, 2025	Additions	Depreciation	Write-offs or disposal	Transfers	Reclassification (a)	Balance as of March 31, 2025
In service							
Reservoirs, dams and aqueducts	1,983,437	–	(25,030)	–	–	(224,565)	1,733,842
Machinery and equipment	5,539,005	–	(90,094)	(286)	11,383	(127,600)	5,332,408
Buildings	465,422	–	(5,287)	(71)	6,060	(141,700)	324,424
Land	329,912	–	(3,101)	(8)	–	(72,290)	254,513
Vehicles	2,138	–	(130)	–	437	(95)	2,350
Furniture and fixtures	5,569	–	(133)	–	170	(35)	5,571
(-) Special Obligations	(18,542)	–	298	–	(1,820)	–	(20,064)
	8,306,941	**–**	**(123,477)**	**(365)**	**16,230**	**(566,285)**	**7,633,044**
In progress							
Cost	209,756	19,628	–	–	(15,600)	(27,413)	186,371
	209,756	**19,628**	**–**	**–**	**(15,600)**	**(27,413)**	**186,371**
	8,516,697	**19,628**	**(123,477)**	**(365)**	**630**	**(593,698)**	**7,819,415**

(a) Reclassification to Assets classified as held for sale (Note 37).

During the construction phase, loans, financing and debentures costs are capitalized. Until March 31, 2025, these costs amounted to R$755 at an average rate of 0.010% per year (R$707 at an average rate of 0.015% per year until March 31, 2024).

15.3. Joint operations - consortiums

The amounts recorded in property, plant, and equipment are proportional to Copel GeT's stake in the plants' assets, as shown below:

Joint operations	Share Copel GeT (%)	Annual average depreciation rate (%)	03.31.2025	12.31.2024
HPP Gov. Jayme Canet Júnior (Mauá)				
Cruzeiro do Sul Energy Consortium	51.0 %			
In service			860,522	860,522
(-) Accumulated depreciation		2.74 %	(342,742)	(336,843)
In progress			21,151	18,112
			538,931	**541,791**
HPP Baixo Iguaçu	30.0 %			
In service			701,346	701,346
(-) Accumulated depreciation		3.30 %	(138,254)	(132,481)
In progress			34,459	34,433
			597,551	**603,298**
			1,136,482	**1,145,089**

As disclosed in Note 37 the Company is currently in the process of exchanging assets with Eletrobrás, involving the purchase of 49% of the Mauá HPP, and in the first quarter of 2025 it began the process of divesting the Baixo Iguaçu HPP, so the amounts for this plant were reclassified to assets held for sale.

16. Intangible assets

Consolidated	03.31.2025	12.31.2024
Concession agreement – distribution of electricity (16.1)	9,891,237	9,788,358
Generation concession agreements/ authorization (16.2)	6,711,544	6,775,081
Others (16.3)	57,979	60,171
	16,660,760	**16,623,610**

Management did not identify any evidence that would justify recognizing impairment losses on intangible assets.

16.1. Power distribution service concession

Consolidated	Intangible asset in service	Special liabilities in service (a)	Total
Balance as of January 1, 2025	**12,697,915**	**(2,909,557)**	**9,788,358**
Transfers from contract assets (Note 10.1)	326,062	(48,510)	277,552
Amortization quotas – concession (b)	(201,768)	45,306	(156,462)
Write-offs or disposal	(18,211)	–	(18,211)
Balance as of March 31, 2025	**12,803,998**	**(2,912,761)**	**9,891,237**

(a) Resources related to the financial participation of consumers, the Union, States and Municipalities, intended for investments in projects linked to the concession, and are not onerous liabilities or shareholder credits.

(b) Amortization during the concession period from the transfer to intangible assets in service of useful life of the assets, whichever the lower.

16.2. Generation concession agreements

Consolidated	Concession contract in service	Concession and authorization rights/goodwill	Total
Balance as of January 1, 2025	**5,320,920**	**1,454,161**	**6,775,081**
Amortization quotas – concession and authorization	(46,287)	(11,096)	(57,383)
(-) Reclassification (a)	(6,154)	–	(6,154)
Balance as of March 31, 2025	**5,268,479**	**1,443,065**	**6,711,544**

(a) Reclassification to Assets classified as held for sale (Note 37).

16.3. Other intangible assets

Consolidated	In service	In progress	Total
Balance as of January 1, 2025	**25,872**	**34,299**	**60,171**
Acquisitions	–	5,156	5,156
Capitalizations for intangible in service	945	(945)	–
Amortization quotas (a)	(2,483)	–	(2,483)
(-) Reclassification (b)	(4,441)	(424)	(4,865)
Balance as of March 31, 2025	**19,893**	**38,086**	**57,979**

(a) Annual amortization rate: 20%.

(b) Reclassification to Assets classified as held for sale (Note 37).

17. Payroll, Social Charges and Accruals

	Parent Company		Consolidated	
	03.31.2025	**12.31.2024**	**03.31.2025**	**12.31.2024**
Social security liabilities				
Taxes and social contribution	2,371	2,348	24,284	33,281
Social security charges	1,190	964	23,837	9,753
	3,561	**3,312**	**48,121**	**43,034**
Labor liabilities				
Payroll, net	–	318	66	17,540
Vacation and 13th salary	1,745	1,546	62,937	54,854
Provisions for performance and profit sharing	15,872	12,905	230,363	187,080
Voluntary dismissal program (Note 17.1)	2,151	3,151	92,150	109,028
Other liabilities	6	–	314	23
	19,774	**17,920**	**385,830**	**368,525**
	23,335	**21,232**	**433,951**	**411,559**
Current	**22,748**	**20,805**	**433,322**	**411,102**
Noncurrent	**587**	**427**	**629**	**457**

17.1. Voluntary Dismissal Program - PDV

Remaining balance to be paid to employees who joined the PDV instituted in August 2023, who must leave the Company by August 2025, plus the amounts of the new PDV instituted on February 19, 2025 with 100 employees joining who must leave the Company during 2025.

18. Accounts Payable to Suppliers

Consolidated	03.31.2025	12.31.2024
Energy power	1,502,694	1,525,681
Materials and supplies	638,141	564,368
Charges for use of grid system	357,823	376,754
	2,498,658	**2,466,803**
Current	**2,367,173**	**2,324,423**
Noncurrent	**131,485**	**142,380**

19. Loans and Financing

Consolidated Company	Contracts	Guarantees (a)	03.31.2025	12.31.2024
Copel GET	Itaú Unibanco S.A	Personal guarantee	504,177	1,036,260
	Banco do Brasil - BNDES Transfer	Revenue from energy sales from the plant.	34,617	37,507
	BNDES	Revenue from energy sales from the plant; revenue from energy transmission services; assignment of receivables	457,961	597,912
			996,755	**1,671,679**
Copel DIS	Banco do Brasil	Personal guarantee	752,132	751,522
	Caixa Econômica Federal	Own revenue; issue of promissory notes and commercial duplicates.	3,352	3,831
			755,484	**755,353**
Jandaíra Wind Complex	Banco do Nordeste do Brasil	Bank guarantee	175,850	178,407
Vilas Wind Complex	Banco do Nordeste do Brasil	Bank guarantee	502,778	505,155
Aventura Wind Complex	Banco do Nordeste do Brasil	Bank guarantee	311,540	313,777
SRMN Wind Complex	Banco do Nordeste do Brasil	Bank guarantee	530,596	531,766
Brisa Wind Complex	BNDES	Surety of Copel; pledge of shares; assignment of receivables and revenues.	54,670	56,551
São Bento Wind Complex	BNDES	Pledge of shares; assignment of receivables from energy sales; assignment of machinery and equipment.	111,941	116,679
Cutia	BNDES	Assignment of receivables; 100% of pledged shares.	491,792	497,199
Costa Oeste	BNDES	Assignment of receivables; 100% of pledged shares.	8,141	8,657
Marumbi	BNDES	Assignment of receivables; 100% of pledged shares.	11,357	11,972
		Gross debt	**3,950,904**	**4,647,195**
		(-) Transaction cost	**(24,259)**	**(28,401)**
		Net debt	**3,926,645**	**4,618,794**
		Current	**695,718**	**1,231,205**
		Noncurrent	**3,230,927**	**3,387,589**

(a) For all contracts, except for the Banco do Brasil loan from Copel DIS, there is a surety guarantee from Copel or Copel GET.

The average debt cost is disclosed in Note 32.3.

19.1. Maturity of noncurrent installments

	Consolidated		
03.31.2025	**Gross debt**	**(-) Transaction cost**	**Net debt**
2026	136,171	(1,713)	134,458
2027	560,198	(2,272)	557,926
2028	545,653	(2,034)	543,619
2029	172,232	(1,800)	170,432
2030	166,868	(1,754)	165,114
After 2030	1,670,197	(10,819)	1,659,378
	3,251,319	**(20,392)**	**3,230,927**

19.2. Changes in loans and financing

Consolidated	Total
Balance as of January 1, 2025	**4,618,794**
Charges and monetary variations	131,531
Amortization – principal	(565,351)
Payment – charges	(143,677)
Reclassification (a)	(114,652)
Balance as of March 31, 2025	**3,926,645**

(a) The balance was reclassified to Liabilities classified as held for sale (Note 37).

19.3. Covenants

The loan and financing agreements contain clauses requiring the maintenance of economic and financial ratios within pre-established parameters, with annual compliance requirements, as well as other conditions to be met, as detailed in the financial statements as of December 31, 2024. On December 31, 2024, all the financial indicators measured annually were fully met and on March 31, 2025, all the other agreed indicators and conditions were fully met.

20. Debentures

Consolidated Company	Issue	Guarantee (a)	03.31.2025	12.31.2024
Copel GeT	5ª	Personal guarantee	82,726	82,619
	6ª		278,843	276,193
	7ª		1,652,160	1,598,771
	8ª		1,356,541	1,386,822
	9ª		1,689,227	1,637,685
	10ª		2,020,703	–
			7,080,200	**4,982,090**
Copel DIS	5ª	Personal guarantee	699,184	678,738
	6ª		1,673,880	1,620,153
	7ª		1,445,351	1,397,531
	8ª		1,248,686	1,206,459
	9ª		2,384,893	2,306,826
			7,451,994	**7,209,707**
Complexo Brisa	2ª	Real and personal guarantee and pledge of Copel GeT shares	71,593	183,225
Copel Serviços	1ª	Personal guarantee	73,586	71,247
Cutia	1ª	Real and personal guarantee and pledge of Copel GeT shares	351,306	327,685
		Gross debt	**15,028,679**	**12,773,954**
		(-) Transaction cost	**(160,281)**	**(146,589)**
		Net debt	**14,868,398**	**12,627,365**
		Current	**2,276,552**	**2,025,110**
		Noncurrent	**12,591,846**	**10,602,255**

(a) Copel is the intervening guarantor of all emissions presented in the table.

The average debt cost is disclosed in Note 32.3.

On March 11, 2025, Copel GeT settled the 10th issuance of simple debentures, not convertible into shares, with additional personal guarantee, in three series, in the amounts of R$500,000, R$500,000 and R$1,000,000, to refinance financial commitments maturing in 2025 and for investments, as detailed in the Deed of Issue. The remuneration corresponds to the accumulated variation of DI + 0.59% per year for the first serie, DI + 0.79% per year for the second serie and IPCA + 7.4820% per year for the third serie, with maturity terms of 4, 7 and 12 years in each serie, respectively.

20.1. Maturity of noncurrent installments

	Consolidated		
03.31.2025	Gross debt	(-) Transaction cost	Net debt
2026	2,204,461	(20,240)	2,184,221
2027	1,401,944	(20,535)	1,381,409
2028	980,261	(17,446)	962,815
2029	1,743,310	(15,891)	1,727,419
2030	1,747,908	(14,957)	1,732,951
After 2030	4,640,635	(37,604)	4,603,031
	12,718,519	**(126,673)**	**12,591,846**

20.2. Changes in debentures

	Consolidated
Balance as of January 1, 2025	**12,627,365**
Funding	2,000,000
(-) Transaction costs	(22,632)
Charges and monetary variations	500,116
Payment – principal	(111,808)
Payment – charges	(124,643)
Balance as of March 31, 2025	**14,868,398**

20.3. Covenants

The debentures issued contain clauses requiring the maintenance of economic and financial ratios within pre-established parameters, with annual compliance requirements, as well as other conditions to be met, as detailed in the financial statements as of December 31, 2024. On December 31, 2024, all the financial indicators measured annually were fully met and on March 31, 2025, all the other agreed indicators and conditions were fully met.

Copel GET 10th issue has the following financial indicators: Consolidated net debt / Consolidated EBITDA less than or equal to 3.5 and Debt service coverage ratio greater than or equal to 1.5.

21. Post-employment Benefits

The Company sponsors pension plans for supplementary retirement and pension benefits and health and dental care plans for its active employees and their legal dependents. Information on the plans is disclosed in Note 21 of the financial statements as of December 31, 2024.

21.1. Changes in post-employment benefits

		Parent Company	Consolidated
Balance as of January 1, 2025		**41,979**	**1,158,709**
Appropriation of actuarial calculation		1,172	33,596
Appropriation of pension and healthcare contributions		1,368	26,180
Amortizations		(2,520)	(51,824)
Balance as of March 31, 2025		**41,999**	**1,166,661**
	Current	**4,617**	**101,987**
	Noncurrent	**37,382**	**1,064,674**

22. Research and Development and Energy Efficiency

Consolidated	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2025	**7,217**	**3,608**	**109,233**	**4,322**	**296,063**	**420,443**
Additions	10,851	5,367	10,613	3,549	14,196	44,576
Performance agreement	–	–	–	–	2,422	2,422
Interest rate (Note 30)	–	–	1,183	32	4,357	5,572
Transfers (a)	–	–	(994)	–	–	(994)
Payments	(10,773)	(5,328)	(2,457)	–	(5,507)	(24,065)
Concluded projects	–	–	(15,221)	–	(12,958)	(28,179)
Balance as of March 31, 2025	**7,295**	**3,647**	**102,357**	**7,903**	**298,573**	**419,775**
					Current	**155,219**
					Noncurrent	**264,556**

(a) Transfers to assets

23. Accounts Payable Related to Concessions

Balances arising from the payment of grants relating to the concessions for the Mauá, Salto Caxias and Segredo HPPs by Copel GET, the Foz do Areia HPP by the FDA and the Fundão and Santa Clara HPPs by Elejor.

Balance as of January 1, 2025		**1,105,344**
Adjustment to present value		10,061
Monetary variations		30,574
Payments		(28,443)
Reclassification (a)		(10,276)
Balance as of March 31, 2025		**1,107,260**
	Current	**123,688**
	Noncurrent	**983,572**

(a) Reclassification to Liabilities classified as held for sale (Note 37).

24. Right-of-use Asset and Lease Liability

24.1. Right-of-use asset

Consolidated	Balance as of January 1, 2025	Additions	Amortization	Transfers	Balance as of March 31, 2025
Real estate	206,609	11,509	(3,621)	(38,714)	175,783
Vehicles	66,803	19,801	(14,194)	38,498	110,908
Equipment	35,571	—	(2,626)	216	33,161
	308,983	**31,310**	**(20,441)**	**—**	**319,852**

24.2. Lease liability

<u>24.2.1. Changes in lease liability</u>

		Parent Company	Consolidated
Balance as of January 1, 2025		**8,365**	**328,506**
Additions		825	31,310
Charges		220	8,480
Payment – principal		(160)	(16,822)
Payment – charges		(219)	(8,479)
Balance as of March 31, 2025		**9,031**	**342,995**
	Current	**676**	**68,695**
	Noncurrent	**8,355**	**274,300**

The Company defines the discount rate based on the nominal interest rate applied to the last fundraising, disregarding subsidized or incentivized funding. The interest rates applied range from 3.58% to 15.55% per year.

25. Other Accounts Payable

	Parent Company		Consolidated	
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Generation deviation – wind projects (Note 32.2.6)	–	–	533,545	498,666
Judicial settlement (a)	–	368,809	75,600	444,409
Payments/returns to consumers	–	–	81,406	149,432
Public lighting rate collected	–	–	87,828	75,288
Provision for losses on shareholdings (b)	90,252	88,158	–	–
Aneel Order No. 084/2017 provision	–	–	47,728	46,690
Disposal of investments - advance payment (c)	–	–	177,900	45,000
Pledges in guarantee	281	281	32,350	35,145
Financial offset for the use of water resources	–	–	33,649	32,103
Other liabilities	2,120	3,113	96,043	119,483
	92,653	**460,361**	**1,166,049**	**1,446,216**
Current	**2,077**	**369,395**	**950,775**	**1,199,195**
Noncurrent	**90,576**	**90,966**	**215,274**	**247,021**

(a) The Parent Company balance arising from the arbitration process (Note 25.1 of the financial statements of December 31, 2024) was settled in March 2025.

(b) Provision arising from Elejor's negative equity

(c) The balance for 2025 includes the advance of R$155,400 relating to the divestment of the Baixo Iguaçu HPP and the balance for 2024 refers to the advance of R$45,000 received from the sale of Small Generation Assets, 50% of which was written off in March 2025 at the partial closing of the operation (Note 37).

26. Provisions for Legal Claims and Contingent Liabilities

The Company and its subsidiaries are involved in lawsuits and administrative proceedings before courts and government agencies. These proceedings result from the normal course of its activities and cover labor, civil, tax, environmental and regulatory issues. There have been no significant changes in the details of the lawsuits in relation to what was disclosed in the financial statements as of December 31, 2024.

26.1. Changes in provision for legal claims

		Income				
Parent company	Balance as of January 1, 2025	Additions	Reversals	Monetary restatement	Settlements	Balance as of March 31, 2025
Tax						
Cofins	143,831	–	(1,129)	(6,133)	–	136,569
Others	46,740	–	(181)	412	(50)	46,921
	190,571	**–**	**(1,310)**	**(5,721)**	**(50)**	**183,490**
Labor	**5,099**	**2,376**	**(338)**	**597**	**(3,021)**	**4,713**
Employee benefits	**375**	**13**	**–**	**–**	**–**	**388**
Civil	**11,078**	**14**	**(3,392)**	**3,686**	**–**	**11,386**
	207,123	**2,403**	**(5,040)**	**(1,438)**	**(3,071)**	**199,977**
Noncurrent	**207,123**					**199,977**

Consolidated	Balance as of January 1, 2025	Income: Provision for litigations – Additions	Income: Provision for litigations – Reversals	Income: Construction cost – Additions	Income: Monetary restatement	Additions (Reversals) to assets	Settlements	Transfers/ Others (a)	Balance as of March 31, 2025
Tax									
Cofins	143,831	–	(1,129)	–	(6,133)	–	–	–	136,569
Others	73,401	1,981	(198)	–	1,547	–	(2,581)	–	74,150
	217,232	**1,981**	**(1,327)**	**–**	**(4,586)**	**–**	**(2,581)**	**–**	**210,719**
Labors	**307,085**	**30,924**	**(11,639)**	**–**	**11,050**	**–**	**(23,125)**	**–**	**314,295**
Employee benefits	**40,469**	**2,181**	**(804)**	**–**	**–**	**–**	**(1,197)**	**–**	**40,649**
Civil									
Civil and administrative claims	168,225	38,152	(12,174)	–	9,369	–	(17,075)	(15)	186,482
Easements	97,971	–	–	886	–	1,292	(1,796)	(1,543)	96,810
Expropriations and property	112,035	90	(101)	30	40	(1,464)	(87)	(8,697)	101,846
Customers	906	45	–	–	(132)	–	92	–	911
Environmental	3,822	2,009	–	–	21	–	–	5,000	10,852
	382,959	**40,296**	**(12,275)**	**916**	**9,298**	**(172)**	**(18,866)**	**(5,255)**	**396,901**
Regulatory	**8,951**	**362**	**(4)**	**–**	**221**	**–**	**(361)**	**–**	**9,169**
	956,696	**75,744**	**(26,049)**	**916**	**15,983**	**(172)**	**(46,130)**	**(5,255)**	**971,733**

(a) Amounts refer mainly to the reclassification to Liabilities classified as held for sale (Note 37).

26.2. Contingent liabilities

Legal actions that have not been provisioned are classified by management, its lawyers and legal advisors as a possible loss, as follows:

	Company		Consolidated	
	03.31.2025	**12.31.2024**	**03.31.2025**	**12.31.2024**
Tax	53,371	63,160	427,904	444,198
Labors	6,112	6,810	284,814	293,076
Employee benefits	1,341	378	24,995	10,316
Civil	–	–	478,621	454,765
Regulatory	2,285	–	1,650,578	1,605,563
	63,109	**70,348**	**2,866,912**	**2,807,918**

27. Equity

27.1. Capital

The capital of R$12,821,758 (R$12,821,758 as of December 31, 2024) includes the paid-in share capital of R$12,831,619 less transaction costs in issuing shares registered in 2024, totaling R$9,861.

The table below presents the composition of the share capital by shares (without nominal value):

03.31.2025									Number of shares in units	
	Common shares		Preferred shares						Total	
			Class "A"		Class "B"		Special class			
	number of shares	%	number of shares	%	number of shares	%	number of shares	%	number of shares	%
State of Paraná	358,562,509	27.57	–	–	116,081,402	6.91	1	100.00	474,643,912	15.91
BNDESPAR	131,161,562	10.09	–	–	524,646,248	31.24	–	–	655,807,810	21.99
Other shareholders	804,454,729	61.87	3,128,000	100.00	1,031,254,740	61.41	–	–	1,838,837,469	61.65
Treasury	6,168,500	0.47	—	—	7,352,900	0.44	–	–	13,521,400	0.45
	1,300,347,300	**100.00**	**3,128,000**	**100.00**	**1,679,335,290**	**100.00**	**1**	**100.00**	**2,982,810,591**	**100.00**

27.2. Equity valuation adjustments

	Parent company	Consolidated
Balance as of January 1, 2025	**517,408**	**517,408**
Realization of equity evaluation adjustment		
Deemed cost of fixed assets	–	(28,049)
Taxes on adjustments	–	3,750
Deemed cost of fixed assets – equity, net of taxes	(24,299)	–
Other adjustments		
Gains on financial assets - subsidiaries	–	(228)
Taxes on other adjustments	–	94
Gains on financial assets – equity, net of taxes	(78)	–
Attributed to non-controlling interest	–	56
Balance as of March 31, 2025	**493,031**	**493,031**

27.3. Earnings per share - basic and diluted

	03.31.2025			03.31.2024
Parent company	**Total**	**Continuing operations**	**Discontinued operations**	**Total**
Basic and diluted numerator				
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:				
Common shares	274,294	222,511	(3,225)	219,286
Class "A" preferred shares	729	589	(9)	580
Class "B" preferred shares	390,485	316,098	(4,581)	311,517
	665,508	**539,198**	**(7,815)**	**531,383**
Basic and diluted denominator				
Weighted average of shares (in units):				
Common shares	1,295,245,644	1,300,347,300	1,300,347,300	1,300,347,300
Class "A" preferred shares	3,128,000	3,128,000	3,128,000	3,128,000
Class "B" preferred shares	1,676,280,321	1,679,335,291	1,679,335,291	1,679,335,291
	2,974,653,965	**2,982,810,591**	**2,982,810,591**	**2,982,810,591**
Basic earnings per share attributable to controlling shareholders				
Common shares	0.21177	0.17112	(0.00248)	0.16864
Class "A" preferred shares	0.23295	0.18823	(0.00273)	0.18550
Class "B" preferred shares	0.23295	0.18823	(0.00273)	0.18550
Diluting effect ILP program				
Common shares	1,945,897	—	—	—
Diluted earnings per share attributable to controlling shareholders				
Common shares	0.21145	0.17112	(0.00248)	0.16864
Class "A" preferred shares	0.23295	0.18823	(0.00273)	0.18550
Class "B" preferred shares	0.23295	0.18823	(0.00273)	0.18550

27.4. Long-Term Incentive Plan - ILP

Information on the the Plan for the Granting of Restricted Shares and Performance Shares approved in April 2024 is disclosed in Note 27.6 of the financial statements as of December 31, 2024. Until March 31, 2025, no new grants were signed and the expense was recognized in the income statement at R$2,098 (Note 29.2).

27.5. Treasury shares

On November 25, 2024, according to Material Fact 09/24, the Board of Directors approved the creation of the first Share Buyback Program for Common and Preferred Class B Shares, issued by the Company itself, with the aim of maximizing the generation of value for shareholders through efficient capital management. The purpose of the program is to acquire shares to be held in treasury, cancelled or sold, without reducing the Company's share capital, as well as complying with the plan for the granting of restricted and performance shares plan.

A total of 5,698,400 own shares were repurchased in December 2024 and a further 7,823,000 own shares in January 2025, both on [B]³ S.A. - Brasil, Bolsa, Balcão at market price. The amounts paid for the share acquisitions were R$50,044 and R$70,040, respectively, totaling R$120,084 presented as a reduction in Equity. The Company has 18 months from the approval of the program to cancel, resell or comply with the share grant plan.

27.6. Dividends

On April 24, 2025, the General Meeting approved the payment of the additional dividends proposed recorded on December 31, 2024, in the amount of R$1,250,025.

28. Net Operating Revenue

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges	Service tax (ISSQN)	Net revenue 03.31.2025	Net revenue 03.31.2024
Electricity sales to final customers	2,799,512	(227,783)	(337,161)	(42,469)	–	**2,192,099**	**2,205,465**
Electricity sales to distributors	1,130,752	(137,508)	(4,218)	(14,086)	–	**974,940**	**740,230**
Use of the main distribution and transmission grid	3,524,023	(280,896)	(589,927)	(725,177)	–	**1,928,023**	**1,805,284**
Construction income	639,690	–	–	–	–	**639,690**	**573,647**
Fair value of assets from the indemnity for the concession	24,016	–	–	–	–	**24,016**	**18,970**
Result of sectorial financial assets and liabilities	(15,931)	1,475	–	–	–	**(14,456)**	**(54,417)**
Other operating revenue	164,288	(15,658)	(12)	–	(844)	**147,774**	**127,819**
	8,266,350	**(660,370)**	**(931,318)**	**(781,732)**	**(844)**	**5,892,086**	**5,416,998**

28.1. Revenue details

Consolidated	03.31.2025	03.31.2024
Electricity sales to final customers	**2,799,512**	**2,905,284**
Consumers - Power distribution	1,957,129	2,093,266
Free consumers	479,485	554,787
Donations and grants	362,898	257,231
Electricity sales to distributors	**1,130,752**	**874,186**
Bilateral contracts	646,676	471,949
Regulated contracts	360,426	303,125
Electric Energy Trade Chamber – CCEE	86,844	66,061
Effective interest – grant bônus (Note 9.2)	36,806	33,051
Use of the main distribution and transmission grid	**3,524,023**	**3,238,088**
Consumers	3,269,710	3,002,181
Concessionaires and generators	35,284	30,961
Operating and maintenance income – O&M and interest income	219,029	204,946
Construction income	**639,690**	**573,647**
Power distribution service concession	584,583	562,753
Power transmission concession (a)	55,107	10,894
Fair value of assets from the indemnity for the concession	**24,016**	**18,970**
Result of sectorial financial assets and liabilities	**(15,931)**	**(59,964)**
Other operating revenue	**164,288**	**143,857**
Leasing and rent	140,129	120,127
Fair value in the purchase and sale of power	6,704	–
Income from rendering of services	9,283	9,961
Other income	8,172	13,769
GROSS OPERATING REVENUE	**8,266,350**	**7,694,068**
(-) Pis/Pasep and Cofins	(660,370)	(625,087)
(-) ICMS (VAT)	(931,318)	(861,663)
(-) Service tax (ISSQN)	(844)	(974)
(-) Sectorial charges (b)	(781,732)	(789,346)
NET OPERATING REVENUE	**5,892,086**	**5,416,998**

(a) The balance contains the amount of construction revenue, the construction margin and the efficiency gain or loss as detailed in Note 10.2.

(b) Of the total charges presented, R$715,398 refers to the quotas of the Energy Development Account - CDE (R$712,090 on March 31,2024).

The impact of unbilled revenue from the Electricity sales to final customers and Use of the main distribution grid of Copel DIS, accounted for in accordance with the accounting practice presented in Note 4.11 of the financial statements asof December 31, 2024, was negative by R$5,108 until March 31, 2025 (positive R$36,096 until March 31, 2024).

29. Operating Costs and Expenses

Parent company	General and administrative expenses	Other operational income (expenses), net	03.31.2025	03.31.2024
Manageable costs and expenses				
Personnel and management (Note 29.2)	(17,484)	–	(17,484)	(13,317)
Pension and healthcare plans	(2,490)	–	(2,490)	(2,602)
Materials	(186)	–	(186)	(440)
Third-party services	(7,811)	–	(7,811)	(13,415)
Credit losses, provisions and reversals (Note 29.4)	–	670	670	(10,538)
Other operational income (expenses)	(4,709)	4,965	256	(11,135)
	(32,680)	**5,635**	**(27,045)**	**(51,447)**
Other				
Depreciation and amortization	(609)	(280)	(889)	(779)
	(33,289)	**5,355**	**(27,934)**	**(52,226)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operational income (expenses), net	03.31.2025	03.31.2024
Non-manageable costs and expenses						
Electricity purchased for resale (Note 29.1)	(2,252,353)	–	–	–	(2,252,353)	(1,973,467)
Charge of the main distribution and transmission grid	(682,523)	–	–	–	(682,523)	(748,074)
Materials and supplies for power electricity	–	–	–	–	–	(936)
	(2,934,876)	**–**	**–**	**–**	**(2,934,876)**	**(2,722,477)**
Manageable costs and expenses						
Personnel and management (Note 29.2)	(163,513)	–	(85,709)	–	(249,222)	(293,873)
Pension and healthcare plans	(42,227)	–	(18,710)	–	(60,937)	(68,976)
Materials	(18,077)	–	(4,924)	–	(23,001)	(18,452)
Third-party services (Note 29.3)	(216,589)	(642)	(65,090)	–	(282,321)	(244,101)
Credit losses, provisions and reversals (Note 29.4)	1,490	(22,030)	–	(49,971)	(70,511)	(86,021)
Other operational income (costs and expenses) (Note 29.6)	(71,481)	(7,361)	(20,773)	99,724	109	(94,100)
	(510,397)	**(30,033)**	**(195,206)**	**49,753**	**(685,883)**	**(805,523)**
Other						
Depreciation and amortization	(330,033)	–	(13,797)	(11,190)	(355,020)	(364,628)
Construction cost (Note 29.5)	(635,191)	–	–	–	(635,191)	(570,924)
	(965,224)	**–**	**(13,797)**	**(11,190)**	**(990,211)**	**(935,552)**
	(4,410,497)	**(30,033)**	**(209,003)**	**38,563**	**(4,610,970)**	**(4,463,552)**

29.1. Electricity purchased for resale

Consolidated	03.31.2025	03.31.2024
Purchase of Energy in the Regulated Environment – CCEAR	938,409	955,517
Itaipu Binacional	242,995	213,086
Electric Energy Trade Chamber – CCEE	77,413	65,834
Bilateral contracts	497,313	403,569
Program for incentive to alternative energy sources – Proinfa	105,869	84,217
Micro and mini generators	592,145	427,943
Fair value in the purchase and sale of power	–	12,839
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(201,791)	(189,538)
	2,252,353	**1,973,467**

29.2. Personnel and management

	Parent company		Consolidated	
	03.31.2025	03.31.2024	03.31.2025	03.31.2024
Personnel				
Remunerations	4,226	5,615	110,720	148,640
Social charges on payroll	1,807	1,802	43,611	54,048
Long-Term Incentive Plan - ILP (Note 27.4)	511	–	574	–
Meal and education allowance	396	428	17,874	26,586
Voluntary retirement program (Note 17.1)	248	–	20,979	–
	7,188	**7,845**	**193,758**	**229,274**
Management				
Salaries and management fees	4,343	2,520	8,049	4,458
Long-Term Incentive Plan - ILP (Note 27.4)	1,524	–	1,524	–
Social charges on payroll	1,174	632	2,116	1,151
Other expenses	289	39	485	97
	7,330	**3,191**	**12,174**	**5,706**
Provisions for performance and profit sharing of employees and administrators	**2,966**	**2,281**	**43,290**	**58,893**
	17,484	**13,317**	**249,222**	**293,873**

29.3. Third party services

Consolidated		
	03.31.2025	03.31.2024
Maintenance of electrical system	139,873	118,766
Maintenance of facilities	23,958	34,860
Communication, processing and transmission of data	24,948	25,664
Consumer service / call center	33,512	22,848
Consulting and audit	22,390	19,267
Meter reading and bill delivery	13,905	14,873
Other services	23,735	7,823
	282,321	**244,101**

29.4. Credit losses, provisions and reversals

	Parent company		Consolidated	
	03.31.2025	03.31.2024	03.31.2025	03.31.2024
Provision for legal claims (Note 26)	(2,637)	7,052	49,695	45,063
Impairment of assets				
Power generation concession contract (Note 9.3)	–	–	(1,490)	(1,155)
Expected credit losses (Trade accounts and Other receivables)	–	–	22,030	42,332
Tax credits estimated losses (reversal of losses)	–	–	276	(219)
Provision for losses on equity interests	1,967	3,486	–	–
	(670)	**10,538**	**70,511**	**86,021**

29.5. Construction costs

Consolidated		
	03.31.2025	03.31.2024
Materials	378,677	359,741
Third party services	200,744	172,489
Personnel	44,706	42,823
Other	11,064	(4,129)
	635,191	**570,924**

29.6. Other operating costs and expenses, net

Consolidated	03.31.2025	03.31.2024
Financial offset for the use of water resources	55,171	43,760
Net losses (gains) in the decommissioning and disposal of assets	15,645	(4,940)
Leasing and rent	9,960	6,827
Collection charge	7,363	8,035
Taxes	7,164	7,254
Aneel inspection fee	7,113	4,912
Insurance	6,642	10,863
Corporate communication	4,795	7,315
Compensation	4,197	8,745
Gain on disposal of shareholdings (Note 37)	(109,807)	–
Other net costs and expenses (income) (a)	(8,352)	1,329
	(109)	**94,100**

(a) The balance includes the recovery of costs and expenses, including the amount of R$6,945 relating to compensation for material damage.

30. Financial Results

	Parent company		Consolidated	
	03.31.2025	03.31.2024	03.31.2025	03.31.2024
Financial income				
Return on financial investments	6,690	54,567	154,613	156,430
Interest and arrears charges on bills	18,117	–	78,750	46,900
Interest on taxes to be of fset	4,081	3,193	43,413	10,108
Income and monetary restatement of judicial deposits	1,896	1,725	11,434	9,167
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 23)	–	–	7,764	16,582
Remuneration of net sectorial assets and liabilities (Note 8)	–	–	2,364	4,242
(-) Pis/Pasep and Cofins taxes on financial income	(1,731)	(2,756)	(13,804)	(9,760)
Other financial income	12	1,385	13,106	17,992
	29,065	**58,114**	**297,640**	**251,661**
(-) Financial expenses				
Monetary and exchange variation and debt charges	–	–	604,490	427,021
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 23)	–	–	48,399	32,399
Restatement of provision for allocation of PIS and Cofins credits (Note 12.3)	–	–	24,869	984
Monetary restatement on the provision (Note 26.1)	(1,438)	2,629	15,983	16,726
Remuneration of net sectorial assets and liabilities (Note 8)	–	–	14,358	4,429
Interest on tax installments			8,679	7,550
Interest on lease liabilities (Note 24.2)	220	178	8,480	7,088
Interest on R&D and EEP (Note 22)	–	–	5,572	5,233
PIS/Pasep/Cofins taxes on interest on capital	–	5,550	–	5,550
Other financial expenses	11,025	5,559	13,335	12,855
	9,807	**13,916**	**744,165**	**519,835**
Net	**19,258**	**44,198**	**(446,525)**	**(268,174)**

31. Operating Segments

The Company operates in the reportable segments identified by the management of each business area, as disclosed in the financial statements as of December 31, 2024. Until March 31, 2025, all sales were made in Brazilian territory and all non-current assets are located in Brazilian territory. The Company and its subsidiaries did not identify any customer who individually accounts for more than 10% of their total net revenue recorded until March 31, 2025.

The Company evaluates the performance of each segment, based on information derived from the accounting records. The accounting policies of the operating segments are the same as those described in Note 4 to the financial statements of December 31, 2024.

31.1. Company's reportable segments

Power generation and transmission (GET) - is attribution is to produce electricity from hydraulic, wind, and thermal projects (**GER**) and to provide services of transmission and transformation of electric power, being responsible for the construction, operation and maintenance of substations, as well for the energy transmission lines (**TRA**). For managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is presented separately;

Power distribution (DIS) - its attribution is to provide public electricity distribution services, being responsible for the operation and maintenance of the distribution infrastructure, as well as providing related services;

Power sale (COM) - its attribution is to trade energy and related services;

Services (SER) - its attribution is the provision of services, including rental of distributed generation infrastructure, and participation in open innovation investments;

Holding - its attribution is participation in other companies.

Gas - its attribution is to provide public service of piped natural gas distribution. The segment was discontinued after the completion of the Compagas divestment process.

31.2. Assets by reportable segment

ASSETS	Electric Energy					Intersegment operations /	
03.31.2025	GET	DIS	COM	SER	Holding	Others (a)	Consolidated
TOTAL ASSETS	**31,393,776**	**24,216,263**	**1,955,090**	**150,373**	**4,161,810**	**(1,636,559)**	**60,240,753**
CURRENT ASSETS	**7,125,170**	**7,105,139**	**1,289,757**	**51,250**	**3,106,961**	**(2,531,926)**	**16,146,351**
NONCURRENT ASSETS	**24,268,606**	**17,111,124**	**665,333**	**99,123**	**1,054,849**	**895,367**	**44,094,402**
Long term assets	7,524,895	7,049,467	654,486	14,755	864,542	(422,882)	15,685,263
Investments	3,442,361	441	–	–	166,310	–	3,609,112
Property, plant and equipment	7,849,449	–	706	79,630	6,940	(117,310)	7,819,415
Intangible assets	5,318,581	9,891,237	5,643	1,086	8,654	1,435,559	16,660,760
Right-of-use asset	133,320	169,979	4,498	3,652	8,403	–	319,852

(a) Includes inter-segment elimination amounts and consolidation adjustments.

ASSETS	Electric Energy					Intersegment operations /	
12.31.2024	GET	DIS	COM	SER	Holding	Others (a)	Consolidated
TOTAL ASSETS	**29,552,246**	**23,567,303**	**1,447,083**	**149,155**	**4,571,127**	**(1,902,758)**	**57,384,156**
CURRENT ASSETS	**4,796,497**	**6,769,769**	**916,049**	**48,889**	**3,486,544**	**(2,975,940)**	**13,041,808**
NONCURRENT ASSETS	**24,755,749**	**16,797,534**	**531,034**	**100,266**	**1,084,583**	**1,073,182**	**44,342,348**
Long term assets	7,418,447	6,847,655	520,427	15,084	894,484	(380,976)	15,315,121
Investments	3,411,005	442	–	–	166,490	–	3,577,937
Property, plant and equipment	8,428,157	–	702	80,590	7,248	–	8,516,697
Intangible assets	5,365,916	9,788,358	5,731	901	8,546	1,454,158	16,623,610
Right-of-use asset	132,224	161,079	4,174	3,691	7,815	–	308,983

(a) Includes inter-segment elimination amounts and consolidation adjustments.

31.3. Statement of income by reportable segment

STATEMENT OF INCOME	Electric Energy							
	GET							
03.31.2025	GER	TRA	DIS	COM	SER	Holding	Inter-segment operations	Consolidated
CONTINUING OPERATIONS								
NET OPERATING REVENUE	**962,806**	**336,427**	**4,304,765**	**956,242**	**3,106**	**–**	**(671,260)**	**5,892,086**
Net operating revenue - third-parties	417,173	226,944	4,296,996	947,867	3,106	–	–	5,892,086
Net operating revenue - between segments	545,633	109,483	7,769	8,375	–	–	(671,260)	–
OPERATING COSTS AND EXPENSES	**(439,007)**	**(117,354)**	**(3,767,686)**	**(928,809)**	**(2,892)**	**(26,482)**	**671,260**	**(4,610,970)**
Energy purchased for resale	(36,279)	–	(1,847,182)	(920,657)	–	–	551,765	(2,252,353)
Charges for use of the main transmission grid	(141,272)	–	(656,801)	–	–	–	115,550	(682,523)
Personnel and management	(52,028)	(33,569)	(142,379)	(3,653)	(106)	(17,487)	–	(249,222)
Pension and healthcare plans	(10,647)	(7,569)	(39,773)	(438)	(20)	(2,490)	–	(60,937)
Materials and supplies	(3,309)	(1,539)	(17,806)	(160)	1	(188)	–	(23,001)
Third party services	(58,502)	(13,276)	(200,706)	(1,048)	(1,347)	(7,938)	496	(282,321)
Depreciation and amortization	(180,466)	(4,556)	(167,658)	(429)	(1,022)	(889)	–	(355,020)
Provision (reversal) for litigations	(1,170)	(687)	(50,171)	(168)	(136)	2,637	–	(49,695)
Impairment of assets	1,490	–	–	–		–	–	1,490
Other estimated losses, provisions and reversals	(852)	(740)	(19,534)	(929)	(250)	(1)	–	(22,306)
Construction cost	–	(50,607)	(584,584)	–	–	–	–	(635,191)
Other operating costs and expenses, net	44,028	(4,811)	(41,092)	(1,327)	(12)	(126)	3,449	109
EQUITY IN EARNINGS OF INVESTEES	**3,507**	**96,930**	**–**	**–**	**–**	**(21)**	**–**	**100,416**
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	**527,306**	**316,003**	**537,079**	**27,433**	**214**	**(26,503)**	**–**	**1,381,532**
Financial income	72,585	19,036	152,928	10,874	1,288	40,932	(3)	297,640
Financial expenses	(244,862)	(104,406)	(345,308)	(162)	(2,542)	(46,888)	3	(744,165)
OPERATING PROFIT (LOSS)	**355,029**	**230,633**	**344,699**	**38,145**	**(1,040)**	**(32,459)**	**–**	**935,007**
Income tax and social contribution	(109,973)	(35,058)	(112,277)	(13,010)	(106)	84	–	(270,340)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	**245,056**	**195,575**	**232,422**	**25,135**	**(1,146)**	**(32,375)**	**–**	**664,667**
Result of discontinued operations	–	–	–	–	–	–		–
NET INCOME (LOSS)	**245,056**	**195,575**	**232,422**	**25,135**	**(1,146)**	**(32,375)**	**–**	**664,667**

STATEMENT OF INCOME	Electric Energy									
	GET									
03.31.2024	GER	TRA	DIS	COM	GÁS	SER	Holding	Reclassi-fications (a)	Inter-segment operations	Consolidated
CONTINUING OPERATIONS										
NET OPERATING REVENUES	**876,790**	**279,039**	**4,050,962**	**859,649**	**198,428**	**–**	**–**	**(197,997)**	**(649,873)**	**5,416,998**
Net operating revenue - third-parties	357,057	167,130	4,041,384	851,427	5,067	–	–	(5,067)	–	5,416,998
Net operating revenue - between segments	519,733	111,909	9,578	8,222	193,361	–	–	(192,930)	(649,873)	–
OPERATING COSTS AND EXPENSES	**(589,875)**	**(76,351)**	**(3,556,705)**	**(842,270)**	**(175,082)**	**(909)**	**(49,107)**	**176,874**	**649,873**	**(4,463,552)**
Energy purchased for resale	(30,142)	–	(1,639,673)	(833,563)	–	–	–	–	529,911	(1,973,467)
Charges for use of the main transmission grid	(164,198)	–	(713,135)	–	–	–	–	8,693	120,566	(748,074)
Personnel and management	(59,184)	(39,243)	(179,858)	(3,666)	(12,950)	(46)	(13,326)	14,400	–	(293,873)
Pension and healthcare plans	(12,551)	(8,688)	(44,864)	(452)	(1,557)	(8)	(2,603)	1,747	–	(68,976)
Materials and supplies	(3,163)	(879)	(13,942)	(17)	(209)	(16)	(440)	214	–	(18,452)
Raw materials and supplies for generation	(1,362)	–	–	–	–	–	–	35	391	(936)
Natural gas and supplies for gas business	–	–	–	–	(137,646)	–	–	137,646	–	–
Third party services	(57,047)	(13,096)	(161,700)	(745)	(4,436)	(724)	(13,482)	6,252	877	(244,101)
Depreciation and amortization	(206,170)	(4,284)	(141,490)	(440)	(11,269)	(196)	(779)	–	–	(364,628)
Provision (reversal) for litigations	1,760	1,694	(41,736)	96	–	–	(7,052)	175	–	(45,063)
Impairment of assets	1,155	–	–	–	–	–	–	–	–	1,155
Other estimated losses, provisions and reversals	(983)	(357)	(39,456)	(1,317)	(275)	–	–	275	–	(42,113)
Construction cost	–	(8,176)	(562,748)	–	(5,067)	–	–	5,067	–	(570,924)
Other operating costs and expenses, net	(57,990)	(3,322)	(18,103)	(2,166)	(1,673)	81	(11,425)	2,370	(1,872)	(94,100)
EQUITY IN EARNINGS OF INVESTEES	**2,698**	**81,653**	**–**	**–**	**–**	**–**	**(2,708)**	**–**	**–**	**81,643**
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	**289,613**	**284,341**	**494,257**	**17,379**	**23,346**	**(909)**	**(51,815)**	**(21,123)**	**–**	**1,035,089**
Financial income	76,344	17,726	84,449	9,029	5,165	204	66,559	(5,827)	(1,988)	251,661
Financial expenses	(182,752)	(75,273)	(227,766)	(67)	(16,723)	(160)	(36,387)	17,305	1,988	(519,835)
OPERATING PROFIT (LOSS)	**183,205**	**226,794**	**350,940**	**26,341**	**11,788**	**(865)**	**(21,643)**	**(9,645)**	**–**	**766,915**
Income tax and social contribution	(68,502)	(31,611)	(109,061)	(8,783)	(4,461)	(120)	(20,479)	8,292	–	(234,725)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	**114,703**	**195,183**	**241,879**	**17,558**	**7,327**	**(985)**	**(42,122)**	**(1,353)**	**–**	**532,190**
Result of discontinued operations	–	–	–	–	–	–	–	1,353	–	1,353
NET INCOME (LOSS)	**114,703**	**195,183**	**241,879**	**17,558**	**7,327**	**(985)**	**(42,122)**	**–**	**–**	**533,543**

(a) Reclassification of discontinued operation values, resulting from divestments completed in 2024.

31.4. Additions to noncurrent assets by reportable segment

	Electric Energy					
03.31.2025	GET	DIS	COM	SER	Holding	Consolidated
Contract assets	—	596,455	—	—	—	**596,455**
Property, plant and equipment	19,599	—	26	—	3	**19,628**
Intangible assets	4,447	—	254	252	203	**5,156**
Right-of-use asset	5,775	24,306	404	—	825	**31,310**

32. Financial Instruments

32.1. Categories and determination of fair value of financial instruments

The full details of the Financial Instruments are disclosed in the financial statements as o December 31, 2024. For these interim financial statements, the changes and updates to the reporting date are disclosed.

			03.31.2025		12.31.2024	
Consolidated	**Note**	**Level**	**Book value**	**Fair value**	**Book value**	**Fair value**
Financial assets						
Fair value through profit or loss						
Cash and cash equivalents[1]	5	2	6,057,357	6,057,357	4,161,939	4,161,939
Bonds and securities	6	2	549,300	549,300	529,708	529,708
Accounts receivable - distribution concession	9.1	3	2,700,013	2,700,013	2,610,731	2,610,731
Accounts receivable - generation concession	9.3	3	76,915	76,915	75,425	75,425
Fair value in the purchase and sale of power	32.2.7	3	1,303,097	1,303,097	697,288	697,288
Other temporary investments		1	5,047	5,047	10,036	10,036
Other temporary investments		2	7,637	7,637	5,858	5,858
			10,699,366	**10,699,366**	**8,090,985**	**8,090,985**
Amortized cost						
Collaterals and escrow accounts			823	823	9	9
Trade accounts receivable[1]	7		4,149,209	4,149,209	4,078,882	4,078,882
Accounts receivable - concessions - bonus from the grant	9.2		835,204	937,344	821,804	923,084
			4,985,236	**5,087,376**	**4,900,695**	**5,001,975**
Fair value through other comprehensive income						
Certified Emission Reductions - CERs		2	3,207	3,207	3,207	3,207
Other temporary investments		3	14,678	14,678	14,709	14,709
			17,885	**17,885**	**17,916**	**17,916**
Total financial assets			**15,702,487**	**15,804,627**	**13,009,596**	**13,110,876**
Financial liabilities						
Fair value through profit or loss						
Fair value in the purchase and sale of power	32.2.7	3	984,897	984,897	385,792	385,792
			984,897	**984,897**	**385,792**	**385,792**
Amortized cost						
Sectorial financial liabilities	8		1,122,584	1,122,584	1,077,810	1,077,810
ICMS installment payment	12.2		14,364	11,454	11,963	11,105
Special Tax Regularization Program - Pert	12.2		329,188	284,103	339,831	297,583
Suppliers[1]	18		2,504,991	2,504,991	2,466,803	2,466,803
Loans and financing[1]	19		4,573,232	5,293,686	5,154,871	5,128,374
Debentures	20		15,028,679	14,698,310	12,773,954	12,528,379
Accounts payable related to concession[1]	23		1,150,039	1,277,732	1,138,129	1,258,564
			24,723,077	**25,192,860**	**22,963,361**	**22,768,618**
Total dos passivos financeiros			**25,707,974**	**26,177,757**	**23,349,153**	**23,154,410**

[1]The balance includes loans and accounts payable linked to the concession that were reclassified to Liabilities classified as held for sale (Note 37).

Different levels are defined as follows:

Level 1: obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;

Level 2: obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;

Level 3: obtained through assessment techniques which include variables for the assets or liabilities, which however are not based on observable market data.

There has been no material change in the criteria for determining fair values in relation to what was disclosed in the financial statements as of December 31, 2024.

32.2. Financial risk management

The risks resulting from financial instruments to which the Company's business is exposed, as well as the details of these risks, are disclosed in the financial statements for the year ended on December 31, 2024.

32.2.1. Credit risk

Consolidated Exposure to credit risk	03.31.2025	12.31.2024
Cash and cash equivalents[1]	6,057,357	4,161,939
Bonds and securities	549,300	529,708
Pledges and restricted deposits linked	823	9
Trade accounts receivable[1]	4,149,209	4,078,882
Accounts receivable – distribution concession	2,700,013	2,610,731
Accounts receivable – concessions – bonus from the grant	835,204	821,804
Accounts receivable – generation concessions	76,915	75,425
Other temporary investments	27,362	30,603
	14,396,183	**12,309,101**

[1] Includes balances that have been reclassified to assets classified as held for sale (Note 37).

32.2.2. Liquidity risk

The following table illustrates the undiscounted expected settlement amounts for the obligations in each time range. From 2029 on, the indicators for 2028 are repeated throughout the forecast period.

Consolidated	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
03.31.2025							
Loans and financing	Note 19	100,902	116,499	1,059,260	3,777,724	2,995,133	8,049,518
Debentures	Note 20	135,286	1,078,796	2,136,067	9,662,320	8,930,603	21,943,072
Accounts payable related to concession	Rate of return +IGP-M and IPCA	9,485	18,969	113,163	780,144	1,927,016	2,848,777
Accounts payable to suppliers	—	2,016,068	333,857	17,248	131,485	–	2,498,658
Special Tax Regularization Program - Pert	Selic	5,710	11,541	54,002	320,240	–	391,493
ICMS installment payment	Selic	2,982	670	3,134	6,418	–	13,204
Sectorial financial liabilities	Selic	78,958	160,672	771,125	228,338	–	1,239,093
Lease liability	Note 24	6,530	13,067	58,682	168,259	376,858	623,396
		2,355,921	**1,734,071**	**4,212,681**	**15,074,928**	**14,229,610**	**37,607,211**

(a) Effective interest rate - weighted average.

32.2.3. Market risk

a) Sensitivity analysis of foreign currency risk

Foreign exchange risk	Risk	Baseline 03.31.2025	Projected scenarios		
			Probable	Scenario 1	Scenario 2
Financial liabilities					
Itaipu	USD appreciation	(161,690)	(4,443)	(45,977)	(87,510)
		(161,690)	**(4,443)**	**(45,977)**	**(87,510)**

Base scenario: made up of accounting balances;

Probable scenario: balance updated with the exchange rate variation - prevailing at the end of the period (R$/US$5.90) based on the median market expectation for 2025 according to the Central Bank of Brazil Focus Report;

Scenarios “1” and “2”: consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in the probable scenario.

b) Sensitivity analysis of interest rate and monetary variation risk

Interest rate risk and monetary variation	Risk	Baseline 03.31.2025	Projected scenarios		
			Probable	Scenario 1	Scenario 2
Financial assets					
Bonds and securities	Low CDI/SELIC	549,300	60,706	45,724	30,617
Collaterals and escrow accounts	Low CDI/SELIC	823	91	69	46
Accounts receivable – concessions	Low IPCA	3,612,132	149,869	112,592	75,189
		4,162,255	**210,666**	**158,385**	**105,852**
Financial liabilities					
Loans and financing					
Banco do Brasil	High CDI	(752,132)	(83,120)	(103,465)	(123,650)
Banco Itaú	High CDI	(504,177)	(55,718)	(69,356)	(82,887)
BNDES (a)	High TJLP	(1,361,370)	(87,038)	(108,523)	(129,905)
BNDES	High IPCA	(396,820)	(16,464)	(20,546)	(24,615)
Banco do Nordeste	High IPCA	(1,520,764)	(63,098)	(78,741)	(94,333)
Banco do Brasil – BNDES Transfer	High TJLP	(34,617)	(2,213)	(2,760)	(3,303)
Other	No risk	(3,352)	–	–	–
Debentures	High CDI/SELIC	(9,275,545)	(1,025,062)	(1,275,966)	(1,524,896)
Debentures	High IPCA	(5,681,541)	(235,731)	(294,173)	(352,425)
Debentures	High TJLP	(71,593)	(4,577)	(5,707)	(6,831)
Sectorial financial liabilities	High Selic	(1,122,584)	(124,059)	(154,425)	(184,552)
ICMS installment payment	High Selic	(14,364)	(1,588)	(1,976)	(2,362)
Special Tax Regularization Program – Pert	High Selic	(329,188)	(36,379)	(45,284)	(54,118)
Accounts payable related to concession	High IGP-M	(864,855)	(31,721)	(39,592)	(47,441)
Accounts payable related to concession (a)	High IPCA	(285,184)	(11,832)	(14,766)	(17,690)
		(22,218,086)	**(1,778,600)**	**(2,215,280)**	**(2,649,008)**

(a) The balances include the loans and payables linked to the concession that were reclassified to Liabilities classified as held for sale (Note 37).

Base scenario: made up of accounting balances;

Probable scenario: balance updated with the variation of the indicators (CDI/Selic - 15.00%, IPCA - 5.57%, IGP-M - 4.92%), based on the median market expectation for 2025 according to the Central Bank of Brazil Focus Report, and TJLP of 8.61% calculated by the Company's internal projection;

Scenarios "1" and "2": consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario.

32.2.4. Risk of not maintaining the concessions

Details of the risks of not maintaining the concessions for the energy generation, transmission and distribution segments are disclosed in the financial statements as of December 31, 2024. All the quality and economic-financial management indicators for 2024 established in Copel DIS concession contract were met, as disclosed in the Regulatory Financial Statements.

32.2.5. Risk of overcontracting and undercontracting of electricity

In the process of purchase of energy, Copel DIS estimates that it will end the year with a contracting level of 113.2%, although it considers that it has sufficient "involuntary over-contracting" to accommodate the estimated contracting for the year. Therefore, there is no risk of a penalty for overcontracting.

32.2.6. Risk of non-performance of wind farms

The balance recorded in liabilities relating to non-performance is shown in Note 25. Note 32.2.9 of the December 31, 2024 financial statements details more information on the risk and on the ongoing legal disputes arising from requests by ABEEólica - Brazilian Wind Energy Association and ABSOLAR - Brazilian Solar Photovoltaic Energy Association to Aneel, which had no new decisions as of the date of these financial statements.

32.2.7. Risk related to price of power purchase and sale transactions

The table below shows the notional values of the electricity commercialization contracts on the date of these interim financial statements:

	Purchase	Sale
2025	882,497	884,907
2026	764,696	722,855
2027	693,780	602,493
2028	484,062	485,820
2029	477,706	468,497
2030 a 2040	3,003,313	3,279,439
	6,306,054	**6,444,011**

The weighted average maturity (duration) is 119 months for purchase contracts and 117 months for sales contracts.

The activity of selling electricity exposes the Company to the risk of future price volatility, so that part of the future purchase and sale transactions are designated and classified as derivative financial instruments and recognized in the financial statements at fair value through profit or loss based on the difference between the contracted price and the market price of the transactions. The following table shows the fair value balances of the Company's contracts recorded on the date of these interim financial statements.

Consolidated	Assets	Liabilities	Net
Current	678,683	(711,628)	(32,945)
Noncurrent	624,414	(273,269)	351,145
	1,303,097	**(984,897)**	**318,200**

The fair value was estimated using the prices defined internally by the Company, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by Anbima on March 31, 2025, excluding inflation and adjusted for credit risk.

The ttable below presents a sensitivity analysis which, for the base and probable scenarios, considered the accounting balances recorded on the date of these financial statements. Additionally, the Company continues to monitor scenarios "1" and "2", which consider 25% and 50% increase or decrease.

Consolidated	Price variation	Base 03.31.2025	Projected scenarios		
			Probable	Scenario 1	Scenario 2
Unrealized gains (losses) on energy purchase and sale operations	Increase	318,200	318,200	399,617	481,036
	Decrease	318,200	318,200	236,781	155,363

32.3. Capital management

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization) for the last twelve months. The corporate limit established in the debt deeds provides for the annual maintenance of the index below 3.5, and the eventual expectation of non-compliance of that indicator gives rise to actions by the Management to correct the course of the calculations until the end of each year. On December 31, 2024, the index was achieved in accordance with the assumptions defined in the contracts.

In addition, the Company monitors debt in relation to equity, as shown below.

	Consolidated	
Indebtedness	**03.31.2025**	**12.31.2024**
Loans and financing (a)	4,548,973	5,126,470
Debentures	14,868,398	12,627,365
(-) Cash and cash equivalents	(6,055,823)	(4,161,939)
(-) Bonds and securities - debt contract guarantees	(450,858)	(434,474)
Net debt	**12,910,690**	**13,157,422**
Equity	26,233,526	25,636,935
Debt to equity ratio	**0.49**	**0.51**

(a) Includes loans and financing that were reclassified to Liabilities classified as held for sale (Note 37).

The average debt cost at the nominal rate on March 31, 2025 is 13.34% (11.96% in December 31, 2024), which is equivalent to 94.29% of the CDI (98.46% of the CDI in December 31, 2024).

33. Related Party Transactions

The table below shows the balances of Related Parties highlighted in specific lines of the Statements of Financial Position:

	Parent Company		Consolidated	
	03.31.2025	**12.31.2024**	**03.31.2025**	**12.31.2024**
Current assets				
Subsidiaries				
Structure sharing	6,870	4,754	962	621
Current liabilities				
Subsidiaries				
Structure sharing	1,737	1,690	1,310	–
Noncurrent liabilities				
Subsidiaries				
Elejor advance	5,851	5,851	–	–

*Balances refer mainly to contracts for the sharing of personnel and management expenses, and services, signed between Copel and its direct and indirect subsidiaries.

The table below shows the balances resulting from other relevant transactions with related parties carried out by the Company, with the exception for transactions involving regulated operations, recorded in accordance with the criteria and definitions established by the regulatory agents. Details of the transactions are presented in the financial statements as of December 31, 2024.

Consolidated	Assets		Liabilities		Revenue		Cost / Expense	
Related parties / Nature of operation	03.31.2025	12.31.2024	03.31.2025	12.31.2024	03.31.2025	03.31.2024	03.31.2025	03.31.2024
Entities with significant influence								
State of Paraná								
Dividends	–	–	193,265	193,265	–	–	–	–
Solidarity Energy Program	–	22,928	–	–	–	–	–	–
Employees transferred	342	342	–	–	–	–	–	–
BNDES and BNDESPAR								
Dividends			281,508	281,508	–	–	–	–
Financing (Note 19)	–	–	1,758,190	1,796,646	–	–	(43,286)	(42,121)
Debentures – wind power (Note 20)	–	–	71,593	183,225	–	–	(7,474)	(6,336)
Joint ventures								
Caiuá Transmissora de Energia	818	402	–	–	1,235	978	–	–
Dividends	10,782	2,836	–	–	–	–	–	–
Integração Maranhense Transmissora - dividends	3,789	3,149	–	–	–	–	–	–
Matrinchã Transmissora de Energia - dividends	14,045	14,045	–	–	–	–	–	–
Guaraciaba Transmissora de Energia - dividends	34,017	34,017	–	–	–	–	–	–
Paranaíba Transmissora de Energia - dividends	6,635	6,635	–	–	–	–	–	–
Cantareira Transmissora de Energia - dividends	32,296	9,600	–	–	–	–	–	–
Mata de Santa Genebra Transmissão	2,311	2,299	–	–	3,391	3,235	–	–
Dividends	46,106	11,527	–	–	–		–	
Associates								
Dona Francisca Energética S.A.	–	–	1,356	1,356	–	–	(4,928)	(3,612)
Dividends	54	54	–	–	–	–	–	–
Foz do Chopim Energética Ltda.	–	–	–	–	–	903	–	–
Key management staff								
Fees and social security charges (Note 29.2)	–	–	–	–	–	–	(12,174)	(5,706)
Pension and healthcare plans	–	–	–	–	–	–	(443)	(410)
Other related parties								
Fundação Copel								
Administrative property rental	–	–	141,786	130,483	–	–	(3,122)	(3,010)
Pension and healthcare plans	–	–	1,166,661	1,158,709	–	–	–	–
Lactec	7	7	828	468	133	126	(762)	(308)
Sanepar	20	445	–	–	9,391	–	–	–
Sistema Meteorológico do Paraná – Simepar	–	–	293	649	–	–	(2,128)	(2,109)
Tecpar	–	–	–	–	516	572	–	–
Celepar	–	–	–	–	285	276	(1)	(1)
Assembleia Legislativa do Paraná	–	–	–	–	84	82	–	–
Portos do Paraná	–	–	–	–	928	1,016	–	–

Copel COM has energy purchase commitments with Dona Francisca amounting to R$134,489 as of March 31, 2025 (R$15,964 with Copel GeT as of December 31, 2024) and Copel COM has energy sale commitments signed with agencies and/or entities connected to the Paraná State Government, including Sanepar, totaling R$194,837 (R$201,272 as at December 31, 2024).

With regard to key management personnel, there are no benefits other than those shown in the above table.

33.1. Guarantees awarded to related parties

The sureties and guarantees granted by Copel to its subsidiaries in the issuance of financing and debentures are reported in Notes 19 and 20 of the financial statements of December 31, 2024 and in Note 20 of these interim financial statements.

The total financial guarantees provided by Copel until March 31, 2025, in the form of a corporate letter of guarantee, for contracts for the purchase and transportation of electricity made by Copel GeT and its subsidiaries, is R$1,133 (R$4,261 as of December 31, 2024) and made by Copel COM is R$498,113 (R$495,653 as of December 31, 2024).

The sureties and guarantees granted by Copel and Copel GeT in the issuance of financing and debentures of joint ventures are as follows:

Company		Operation	Final maturity	Amount approved	Balance (a)	Interest %
(1)	Caiuá Transmissora	Financing BNDES	02.15.2029	84,600	11,180	49.0
(2)	Cantareira Transmissora	Debentures	08.15.2032	100,000	72,838	49.0
(3)		Financing	09.15.2032	426,834	318,054	
(4)	Guaraciaba Transmissora	Financing BNDES	01.15.2031	440,000	229,717	49.0
(5)		Debentures	12.15.2030	118,000	103,180	
(6)	Matrinchã Transmissora (b)	Financing BNDES	06.15.2029	691,440	209,278	49.0
(7)		Debentures (2nd)	06.15.2029	180,000	121,242	
(8)		Debentures (3rd)	12.15.2038	135,000	168,241	
(9)	IMTE Transmissora	Financing	02.12.2029	142,150	25,659	49.0
(10)	Mata de Santa Genebra	Debentures (2nd)	11.15.2030	210,000	1,711,169	50.1
(11)		Debentures (3rd)	11.15.2041	1,500,000		
(12)	Paranaíba Transmissora	Financing	10.15.2030	606,241	320,875	24.5
(13)		Debentures	03.15.2028	120,000	51,415	

(a) Gross debt balance, discounted from restricted cash that is already guaranteed by the companies themselves.

(b) The guarantees to be provided in the 3rd issue will only be presented after the maturity of the Debentures of the 2nd issue and the Financing with BNDES.

Operation guarantee: pledge of shares held by Copel Get in the ventures.

34. Commitments

The main commitments related to long-term contracts not yet incurred, and therefore not recognized in these financial statements, are as follows:

Consolidated	03.31.2025	12.31.2024
Energy purchase and transportation contracts	106,372,817	102,761,072
Acquisition of assets for electricity distribution	2,343,562	2,435,097
Improvements in transmission facilities	295,389	310,665
Modernization of GPS UHE	215,573	215,573
Acquisition of fixed assets and improvements in wind farms	19,605	25,673

35. Insurance

The specification by type of risk and effective date of the main insurances is shown below:

Consolidated Policy	End of term	Insured amount
Operational risks - HPP Baixo Iguaçu	05.31.2025	2,764,597
Operational risks - HPP Governador Jayme Canet Junior	01.21.2026	2,334,953
Operational risks - Cutia and Bento Miguel	11.28.2025	2,225,164
Named Risks	08.24.2025	1,989,267
Operational risks - HPP Colíder	12.01.2025	1,892,320
Operational risks - Brisa Potiguar	11.28.2025	1,221,932
Operational risks - Aventura e SRMN	11.28.2025	1,101,652
Operational risks - Ventos de Serra do Mel II e IV	11.28.2025	1,101,502
Operational risks - Elejor	09.07.2025	901,950
Fire - owned and rented facilities	08.24.2025	772,189

In addition to the related insurances, the Company and its subsidiaries take out D&O insurance and other policies with lower values and, additionally, have an indemnity contract in addition to the D&O.

36. Additional information to the Statement of Cash Flows

36.1. Transactions not involving cash

	Parent Company		Consolidated	
	03.31.2025	03.31.2024	03.31.2025	03.31.2024
Additions of contract assets (a)	–	–	218,672	183,376
Acquisitions of fixed assets (a)	–	–	5,455	3,608
Additions to the Right-of-use asset (b)	–	427	31,310	56,978
	—	427	255,437	243,962

(a) Correspond to the amount of purchases made in installments and not yet paid off by the end of the period.

(b) Recognition was offset by the lease liability item (Note 24).

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

37. Assets held for sale and Discontinued operations

In compliance with the guidelines of Copel Strategic Business Planning - Vision 2030 regarding the decarbonization of its asset portfolio, the prioritization of investments, actions directly related to its core business (electricity), the concentration on larger assets and the improvement of operational efficiency, Copel has been divesting and recycling assets and participations, as below.

Small Generation Assets

As detailed in the financial statements as of December 31, 2024, the divestment of 13 small generation assets ("SPE") of the wholly-owned subsidiary Copel GeT began in 2024. On November 25, 2024, share purchase agreement ("CCVA") was signed with Electra Hydra/Intrepid for a total amount of R$450,492, representing the equity value of the 13 assets, to be adjusted in accordance with the contract.

As defined in the CCVA, 13 SPEs were created, subsidiaries of Copel GeT, to allocate the assets and associated liabilities and later transfer the shares of the SPEs to the buyer. On March 31, 2025, according to Notice to the Market 06/25, the Company partially concluded the divestment in the amount of R$219,461 (49% of the total transaction) after fulfilling all the conditions precedent related to the assets involved in this closing, of which R$22,500 was received as an advance on December 16, 2024, R$121,538 on March 31, 2025 and the difference in April 2025. On the date of the divestment completion, Copel transferred ownership of the shares of 9 of the 13 SPEs and calculated a gain of R$109,807.(Note 29.6).

On April 30, 2025, the Company completed the divestment of another of the 13 SPEs, in the amount of R$82,555, after fulfilling all the conditions precedent related to the assets involved in this closing. On this date, Copel transferred ownership of the SPE shares to the acquirer. The value of the operation was received in full and the effects will be recorded in the second quarter of 2025.

Asset Swap

On December 12, 2024, according to Material Fact 12/24, Copel GeT entered into the Agreement for the Transfer of Establishment, Purchase and Sale of Equity Interest, Assignment of Equity Interest in Consortium with Purchase and Sale of Assets and Other Covenants with Eletrobras and its wholly-owned subsidiary Eletrobras CGT Eletrosul, through which they agreed as follows:

- Copel GeT will receive (i) Eletrobras' entire 49% stake in the Mauá Hydroelectric Power Plant and (ii) Eletrobras' entire 49.9% stake in the Mata de Santa Genebra S.A. (MSG) transmission Company, with Copel GeT now holding a full stake in the respective assets;
- Copel GeT will transfer the Colíder Hydroelectric Power Plant to Eletrobras;
- In addition, Copel GeT will pay R$365,000 to Eletrobras through cash resources at the closing of the transaction, subject to usual market price adjustment mechanisms.

The contract was signed considering the values on the base date of December 31, 2023, which includes the cash transfer and financing of the three assets.

Baixo Iguaçu HPP

On February 21, 2025, according to Material Fact 01/25, Copel GeT has exercised its right of first refusal to acquire all shares of Geração Céu Azul S.A. ("Céu Azul"), currently owned by Neoenergia S.A., which holds a 70% stake in the Consórcio Empreendedor Baixo Iguaçu ("CEBI"), responsible for operating the Baixo Iguaçu Hydroelectric Power Plant, for an equity value of R$984 million. The acquisition commitment was formalized through adherence to the Share Purchase and Sale Agreement and Other Covenants ("CCVA 1"), which had already been negotiated between Neoenergia and the original potential buyer of this stake.

After exercising the right of first refusal, Copel GeT entered into a Share Purchase and Sale Agreement and Other Covenants with DK Holding Investments, S.R.O. ("CCVA 2"), through which Copel GeT committed to selling to the buyer:

i) the entirety of the aforementioned equity interest in Céu Azul, which it will hold upon the closing of the transaction provided for in CCVA 1, and

(ii) its 30% minority stake in CEBI, for an equity value of R$570 million, so that the buyer will become the indirect owner of 100% of the Baixo Iguaçu HPP. The total transaction amounts to R$1,554 million in equity value.

The transaction capitalizes on a business opportunity that creates value for Copel and optimizes its operational and administrative structure. Copel GeT received a cash payment of R$155,400 on February 21, 2025, equivalent to 10% of the total value of this equity value (Note 25) and the remaining balance must be paid by the closing date of the transaction, with the usual adjustments for this type of negotiation.

Balances classified as held for sale

The breakdown of assets and liabilities classified as held for sale, adjusted for the cessation of depreciation and amortization, is shown below:

Consolidated	HPP Colíder	Small generation assets	HPP Baixo Iguaçu	03.31.2025	UHE Colíder	Small generation assets	12.31.2024
Assets classified as held for sale							
Cash and cash equivalents	–	–	1,534	1,534	–	13	13
Trade accounts receivable	–	249	–	249	–	–	–
Other receivables	–	–	217	217	–	–	–
Property, plant and equipment	1,596,589	148,134	599,688	2,344,411	1,602,581	245,844	1,848,425
Intangible assets	17,161	8,539	10,621	36,321	16,762	16,626	33,388
	1,613,750	**156,922**	**612,060**	**2,382,732**	**1,619,343**	**262,483**	**1,881,826**
Liabilities associated with assets classified as held for sale							
Accounts payable to suppliers	–	86	6,247	6,333	–	–	–
Taxes due	–	328	–	328	–	–	–
Loans and financing	469,301	21,553	131,474	622,328	484,981	22,695	507,676
Accounts payable related to concession	32,948	–	9,831	42,779	32,505	280	32,785
Provisions for legal claims	–	–	10,768	10,768	–	951	951
Other accounts payable	–	–	9,237	9,237	–	–	–
	502,249	**21,967**	**167,557**	**691,773**	**517,486**	**23,926**	**541,412**

The conclusion of the divestments of the remaining Small Generation Assets, the Swap of Assets and the Baixo Iguaçu HPP are subject to the satisfaction of conditions precedent characteristic of this type of operation.

The small assets, HPP Colíder and HPP Baixo Iguaçu do not represent a separate line of business or geographical area of operations, nor do they constitute a subsidiary acquired exclusively for resale and are therefore not disclosed as discontinued operations. The Company maintains its operations in the power generation sector.

The revenues, costs and expenses as well as the cash flow movements resulting from UEGA and Compagas, disclosed as discontinued operations on March 31, 2024, are detailed in Note 39 of the Interim Financial Statements as of March 31, 2024.

PERFORMANCE COMMENTARY

On March 31, 2025

(In thousands of reais)

1. Investments

Most of Copel's investments in 2025 are concentrated in the energy distribution segment, which reached R$596.6 million by March 31, 2025 and include works on lines and substations, and the expansion and automation of the electrical infrastructure, especially the Transformation Program, which involves the construction of new networks and the implementation of smart grid technology in the State of Paraná.

2. Energy Market

Total Market	No. of consumers/contracts			Energy Sold (GWh)		
	mar/25	mar/24	Δ%	1Q25	1Q24	Δ%
Copel DIS	**5,208,418**	**5,118,975**	**1.7 %**	**6,198**	**5,676**	**9.2 %**
Captive Market	5,208,116	5,118,793	1.7 %	5,611	5,753	(2.5)%
Concessionaires and Licensees	2	2	— %	10	24	(56.3)%
CCEE (Assignments MCSD EN)	300	180	66.7 %	167	35	383.5 %
CCEE (MCP) (b)	—	—	— %	410	(135)	— %
Copel GeT + FDA + Bela Vista	**475**	**532**	**(10.7)%**	**4,720**	**4,657**	**1.4 %**
CCEAR (Copel DIS)	4	4	— %	34	34	1.3 %
CCEAR (other concessionaries)	119	119	— %	601	586	2.6 %
Bilateral Contracts (Copel COM)	348	403	(13.6)%	3,889	3,788	2.7 %
Bilateral Contracts (a)	4	6	(33.3)%	48	50	(3.6)%
CCEE (MCP) (b)	—	—	— %	148	199	(25.8)%
Wind Complexes	**730**	**662**	**10.3 %**	**1,251**	**1,121**	**11.6 %**
CCEAR (Copel DIS)	19	19	—	33	31	6.5 %
CCEAR (other dealerships)	673	618	8.9	652	568	14.8 %
CER	10	10	—	225	236	(4.7)%
Bilateral Agreements (Copel COM)	17	4	325	107	88	21.6 %
Bilateral Agreements	11	11	—	125	121	3.3 %
CCEE (MCP) (b)	—	—	0	109	77	41.6 %
Copel Commercialization	**2,363**	**1,487**	**58.9 %**	**6,572**	**6,042**	**8.8 %**
Free Consumers	2,148	1,323	62.4 %	2,268	2,608	(13)%
Bilateral Agreements (Group Companies)	7	—	— %	357	154	131.8 %
Bilateral Agreements	208	164	26.8 %	3,958	3,213	23.2 %
CCEE (MCP) (b)	—	—	— %	(11)	67	— %
Total Copel	**5,211,986**	**5,121,656**	**1.8 %**	**18,742**	**17,496**	**7.1 %**
Eliminations (intra-group operations)				4,420	4,095	7.9 %
Total Copel Consolidated				**14,322**	**13,401**	**6.9**

Note: Does not consider energy made available through the MRE (Energy Reallocation Mechanism).

(a) Includes Short-Term Sales Contracts and Regulated Bilateral Contracts (CBR).

(b) Negative values mean that there were more purchases than sales.

CCEE: Electric Energy Trading Chamber / CCEAR: Energy Trading Contracts in the Regulated Environment / MCP: Short-Term Market / CER: Reserve Energy Contract / MCSD EN - Compensation Mechanism for New Energy Surpluses and Deficits / MVE - Sale of energy to the free market through the Surplus Sale Mechanism.

3. Economic and Financial Results

Net operating revenue

	03.31.2025	03.31.2024	ΔR$	Δ%
Electricity sales to final customers	2,192,099	2,205,465	(13,366)	(0.6)%
Electricity sales to distributors	974,940	740,230	234,710	31.7 %
Use of the main distribution and transmission grid	1,928,023	1,805,284	122,739	6.8 %
Construction income	639,690	573,647	66,043	11.5 %
Fair value of assets from the indemnity for the concession	24,016	18,970	5,046	26.6 %
Result of sectorial financial assets and liabilities	(14,456)	(54,417)	39,961	(73.4)%
Other operating revenue	147,774	127,819	19,955	15.6 %
	5,892,086	5,416,998	475,088	8.8 %

The variation in Net Operating Revenue was mainly impacted by the following facts:

- Reduction in Electricity sales to final customers due mainly to lower sales by Copel COM and the Periodic Tariff Adjustment (reduction of 4.0% from June 24, 2024) and a 2.5% reduction in the captive market at Copel DIS, offset by an increase in subsidies for tariff discounts and a reduction in Sector Charges (CDE Energia);
- Increase in Electricity sales to distributors mainly due to the higher volume of energy sold by Copel COM and the lower provision for generation deviation in wind farms;
- Increase in Use of the main distribution and transmission grid mainly due to the Periodic Tariff Adjustments (6.32% increase between June 24, 2023 and June 23, 2024 and 2.69% from June 24, 2024 onwards) and a 3.3% increase in the Copel DIS wire market, in addition to the updating of transmission contract asset balances, mainly due to the IPCA, which was higher in 1Q25 than in the same period of the previous year;
- Increase in Construction Revenue due to the increase in the volume of works in the distribution segment and reinforcements and improvements in the transmission segment.

Operating costs and expenses

	03.31.2025	03.31.2024	R$	%
Non-manageable costs and expenses	**2,934,876**	**2,722,477**	**212,399**	**7.8 %**
Electricity purchased for resale	2,252,353	1,973,467	278,886	14.1 %
Charge of the main distribution and transmission grid	682,523	748,074	(65,551)	(8.8)%
Materials and supplies for power electricity	—	936	(936)	(100.0)%
Manageable costs and expenses	**685,883**	**805,523**	**(119,640)**	**(14.9)%**
Personnel and management	249,222	293,873	(44,651)	(15.2)%
Pension and healthcare plans	60,937	68,976	(8,039)	(11.7)%
Materials	23,001	18,452	4,549	24.7 %
Third-party services	282,321	244,101	38,220	15.7 %
Credit losses, provisions and reversals	70,511	86,021	(15,510)	(18.0)%
Other operational costs and expenses, net	(109)	94,100	(94,209)	(100.1)%
Other costs and expenses	**990,211**	**935,552**	**54,659**	**5.8 %**
Depreciation and amortization	355,020	364,628	(9,608)	(2.6)%
Construction cost	635,191	570,924	64,267	11.3 %
TOTAL COSTS AND EXPENSES	**4,610,970**	**4,463,552**	**147,418**	**3.3 %**

The variation in operating costs and expenses is mainly due to:

- Variation in non-manageable costs and expenses mainly due to the increase in Electricity purchased for resale at Copel DIS due to the increase in volume from the MMGD compensation system and at Copel COM to cope with the higher volumes sold in the Supplies line, partially offset by the reduction in Charge of the main distribution and transmission grid, mainly due to the costs of transporting electricity;

- Reduction in personnel and management remuneration, mainly reflecting the lower number of employees, offset by the increase in management fees, the 4.09% salary update applied as a result of the collective bargaining agreement and the provision for the Voluntary Dismissal Program (PDV) of R$21.0 million, of which R$18.7 million refers to the PDV 2024/2025, instituted in February 2025 with 100 employees expected to be dismissed by June 2025, and the remainder refers to the complement of the PDV 2023;

- Increase in third-party services, mainly due to the rise in costs for maintenance of the electricity system and customer service and call center;

- Reduction in credit losses, provisions and reversals mainly due to the reduction in PECLD, mainly due to agreements made by Copel DIS, offset by a increase in the provision for litigation;

- Variation in other operational costs and expenses, net arising mainly from the gain on the sale of part of GET's SPEs created during the project to sell small assets.

Equity in earnings of investees

The increase in Equity in earnings of investees is due to better results in equity interests, mainly due to the updating of the contract assets of joint ventures in the transmission segment.

Financial Results

The negative variation in the financial result is mainly due to the increase in monetary variation and debt charges offset by the increase in interest and late payment increases on invoices.

Ebitda

	03.31.2025	03.31.2024	%
Ebitda Calculation - continued operations			
Net income for the period	664,667	533,543	24.6 %
(Net income) for the period - discontinued operations	—	(1,353)	(100.0)%
Deferred IRPJ and CSLL	41,358	88,059	(53.0)%
Current IRPJ and CSLL	228,982	146,666	56.1 %
Financial expenses (income), net	446,525	268,174	66.5 %
EBIT	**1,381,532**	**1,035,089**	**33.5 %**
Depreciation and amortization	355,020	364,628	(2.6)%
EBITDA	**1,736,552**	**1,399,717**	**24.1 %**
Attributed to controlling shareholders	1,727,657	1,396,771	23.7 %
Attributed to non-controlling interest	8,895	2,946	201.9 %
Ebitda Margin Calculation			
Ebitda	1,736,552	1,399,717	24.1 %
Net operating revenues - "ROL"	5,892,086	5,416,998	8.8 %
Ebitda Margin % (Ebitda ÷ ROL)	29.5 %	25.8 %	14.3 %

Ebitda (earnings before interest, taxes, depreciation and amortization) is a non-accounting measure prepared by the Company that cannot be considered separately or as a substitute of net income or operating income, as an indicator of operating performance or cash flow, or to measure the liquidity or the ability to debt payment.

External Audit

Under the terms established by internal Corporate Governance rules and under the review and supervision of the Statutory Audit Committee, and in accordance with CVM Resolution 23/2021, the Company and its wholly-owned subsidiaries have a contract with PricewaterhouseCoopers Auditores Independentes Ltda. as of March 11, 2024.

COMPOSITION OF THE GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS	
Chairman	MARCEL MARTINS MALCZEWSKI
Members	MARCO ANTÔNIO BARBOSA CÂNDIDO
	VIVIANE ISABELA DE OLIVEIRA MARTINS
	PEDRO FRANCO SALES
	JACILDO LARA MARTINS
	RAUL ALMEIDA CADENA
	AUGUSTO CEZAR TAVARES BAIÃO
	MOACIR CARLOS BERTOL
	GERALDO CORRÊA DE LYRA JUNIOR
STATUTORY AUDITING COMMITTEE	
Coordinator	MARCO ANTÔNIO BARBOSA CÂNDIDO
Member	PEDRO FRANCO SALES
External member	CARLOS BIEDERMANN
SUPERVISORY BOARD	
Chairman	DEMETRIUS NICHELE MACEI
Board Members	SÉRGIO HENRIQUE DA FONSECA
	FILIPE BORDALO DI LUCCIO
Board Member - Alternate	JOSÉ PAULO DA SILVA FILHO
	PAULO ROBERTO FRANCESCHI
	VERÔNICA GOMES VAIRO
EXECUTIVE BOARD	
Chief Executive Officer	DANIEL PIMENTEL SLAVIERO
Vice President of People and Management	MÁRCIA CRISTINE RIBEIRETE BAENA
Vice President of Finance and Investors Relations	FELIPE GUTTERRES RAMELLA
Vice President of Strategy, New Business and Digital Transformation	DIOGO MAC CORD DE FARIA
Vice President of Legal and Compliance	YURI MÜLLER LEDRA
Vice President of Regulation and Market	ANDRÉ LUIZ GOMES DA SILVA
Director of Governance, Risk and Compliance	VICENTE LOIÁCONO NETO
Communications Director	DAVID CAMPOS
Supply Director	ANDERSON COTIAS E SILVA
ACCOUNTANT	
CRC-PR-047941/O-4	ROBSON CARLOS NOGUEIRA
Information about this report:	
Investor relations:	Fone: +55 (41) 3222-2027
	ri@copel.com

COMMENT ON THE BEHAVIOR OF BUSINESS PROJECTIONS

Companhia Paranaense de Energia - Copel (B3 - Brasil, Bolsa e Balcão: CPLE3; CPLE5; CPLE6) presents the monitoring of its Investment Program projection for the period ending March 31, 2025, in comparison with the estimate disclosed in the financial statements for the fiscal year ending December 31, 2024.

INVESTMENT PROGRAM - PERIOD ENDING MARCH 31, 2025

INVESTMENT PROGRAM	ACCUMULATED 1Q25 (A)	PROJECTED 2025 (B)	% (A/B)
Generation and transmission[1]	61,455	387,296	16 %
Distribution[2]	596,635	2,501,872	24 %
Wind farms[3]	11,841	76,842	15 %
Others[4]	767	63,104	1 %
	670,698	**3,029,114**	**22 %**

*(Amounts in R$ Thousand)

1 Includes the SPEs Bela Vista (Ger), Marumbi (Tra), Costa Oeste (Tra), Uirapuru (Tra) and FDA (Ger).

2 Includes the "Transformation" Program, made up of the Paraná Three-Phase, Smart Grid and Total Reliability projects.

3 Includes Brisa Potiguar, Cutia Empreendimentos Eólicos, São Bento Energia, Jandaíra Energias Renováveis, Complexo Eólico Vilas, Aventura and Complexo Eólico Éolo.

4 Includes Holding, Copel Comercialização and Copel Serviços.

SUPERVISORY BOARD'S OPINION

The undersigned members of the Supervisory Board of Companhia Paranaense de Energia - Copel, within the scope of their legal and statutory duties and responsibilities, have reviewed the Interim Financial Statements for the 1st quarter of 2025 approved by the Company's Board of Directors at a meeting held on this date. The drafts were received and analyzed individually by the directors prior to the meeting and previously discussed with management and the independent auditors. Based on the work carried out over the course of the quarter, the analyses made, the follow-up discussions on internal controls and the clarifications provided by management and the independent auditor, as well as considering the review report on the individual and consolidated interim financial statements as of March 31, 2025 issued by the independent auditor PricewaterhouseCoopers Auditores Independentes Ltda., issued without reservations, the Supervisory Board members note that they were not aware of any facts or evidence that are not reflected in the Interim Financial Statements for the quarter ended March 31, 2025 and opine that these statements may be disclosed.

Curitiba, May 08, 2025

DEMETRIUS NICHELE MACEI

Chairman

SÉRGIO HENRIQUE DA FONSECA

FILIPE BORDALO DI LUCCIO

COPEL
Companhia Paranaense de Energia

EXECUTIVE BOARD STATEMENT

By this document, the Executive Board members of Companhia Paranaense de Energia - Copel, publicly held Company, with registered office at José Izidoro Biazetto, 158, Curitiba - PR, enrolled in the National Registry of Legal Entities (CNPJ) No. 76.483.817/0001-20, of the provisions of CVM Ruling No. 80/2022, for the purpose state that:

(i) We have reviewed and discussed and agree with the opinions expressed in the audit report of PricewaterhouseCoopers Auditores Independentes Ltda. related to the interim financial statements of Companhia Paranaense de Energia as of March 31, 2025; and

(ii) We have reviewed and discussed and agree with the financial statements of Companhia Paranaense de Energia as of March 31, 2025.

In witness whereof, we sign this document.

Curitiba, May 08, 2025

DANIEL PIMENTEL SLAVIERO
Chief Executive Officer

MÁRCIA CRISTINE RIBEIRETE BAENA
Vice President of People and Management

FELIPE GUTTERRES RAMELLA
Vice President of Finance and Investors Relations

DIOGO MAC CORD DE FARIA
Vice President of Strategy, New Business and Digital Transformation

YURI MÜLLER LEDRA
Vice President of Legal and Compliance

ANDRÉ LUIZ GOMES DA SILVA
Vice President of Regulation and Market

(A free translation of the original in Portuguese)

Report on review of parent company and consolidated interim financial statements

To the Board of Directors and Stockholders
Companhia Paranaense de Energia

Introduction

We have reviewed the accompanying interim balance sheet of Companhia Paranaense de Energia ("Company") as at March 31, 2025 and the related statements of income and comprehensive income and the statements of changes in equity and cash flows for the three-month period then ended, as well as the accompanying consolidated interim balance sheet of the Company and its subsidiaries ("Consolidated") as at March 31, 2025 and the related consolidated statements of income and comprehensive income and the consolidated statements of changes in equity and cash flows for the three-month period then ended, and notes, comprising material accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21 - "Interim Financial Reporting", of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - "Interim Financial Reporting", of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of the Company and of the Company and its subsidiaries as at March 31, 2025, and the parent company financial performance and its cash flows for the period then ended, as well as the consolidated financial performance and the consolidated cash flows for the period then ended, [illegible]dance with CPC 21 and IAS 34.

PricewaterhouseCoopers Auditores Independentes Ltda.
Al. Dr. Carlos de Carvalho, 417, 11º, Curitiba Trade Center,
Curitiba, PR, Brasil, 80410-180
T: +55 (11) 4004-8000

Companhia Paranaense de Energia

Other matters

Statements of value added

The interim financial statements referred to above include the parent company and consolidated statements of value added for the three-month period ended March 31, 2025. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated interim financial statements taken as a whole.

Curitiba, May 8, 2025

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/F-6

Guilherme Naves Valle
Contador CRC 1MG070614/O-5

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Rastreamento de registros

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